_____________________________________________________________________________

             AMENDMENT NUMBER 2 TO REGISTRATION STATEMENT
                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549
                            _______________

                            Amendment No. 3
                                  to
                               Form 10SB

                         REGISTRATION STATEMENT

  UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________________________________________________________________________

                   Acadia National Health Systems, Inc.
       (Name of Small Business Issuer specified in its charter)

       Colorado                                      010509781

       (State of other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)             Identification No.)

       460 Main Street
       Lewiston, Maine  04240
       (207) 784-9185
       (800) 274-9185

       (Address, including zip code, and telephone number including area code, of registrant's principal executive offices
                              ______________

                          Mark T. Thatcher, Esq.
                               Filing Agent
                      360 Thames Street, First Floor
                            Newport, RI  02840
                              (401) 841-9444

         (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              _______________

                      Copies of communications to:

                           Thomas N. Hackett, CEO
                     Acadia National Health Systems, Inc.
                              460 Main Street
                            Lewiston, ME  04240
                              (207) 784-9185

Item 1.   Business.

     The information required by this item is contained under sections, "Summary Information" on pages 6-9, "Introduction" on Page 14, "The Reorganization and Distribution" on pages 19-21, and "Business and Properties of Acadia National Health Systems, Inc." on pages 42-65 of the Information Statement (the "Information Statement") attached hereto as Annex 1, and such sections are deemed incorporated herein by reference.

Item 2.   Financial Information.

     The information required by this item is contained under sections "Capitalization and Book Value Per Share of Acadia National Health Systems, Inc." on Page 36 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on Page 37 of the Information Statement, and such sections are deemed incorporated herein by reference.

Item 3.   Properties.

     The information required by this item is contained under sections, "Introduction" on Page 14 and "Business and Properties of Acadia National Health Systems, Inc." on pages 42-65 of the
Information Statement, and such sections are deemed incorporated herein by reference.

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

     The information required by this item is contained under the section, "Principal Stockholders" on pages 69 of the Information
Statement, and such section is deemed incorporated herein by reference.

Item 5.   Directors and Executive Officers.

     The information required by this item is contained under the section, "Management of Acadia National Health Systems, Inc.-- Directors and Executive Officers" on Page 65 of the Information Statement, and such section is deemed incorporated herein by reference.

Item 6.   Executive Compensation.

     The information required by this item is contained under the section, "Management of Acadia National Health Systems, Inc.-- Executive Compensation" on pages 65 and 68 of the Information Statement, and such section is deemed incorporated herein by reference.

Item 7.   Certain Relationships and Related Transactions.

     The information required by this item is contained under the sections, "The Reorganization and Distribution" on page 19-21 of the Information Statement, and such sections are deemed incorporated herein by reference.

Item 8.   Legal Proceedings.

     None.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The information required by this item is contained under the sections, "The Reorganization and Distribution--Stock Trading" on page 21, "Certain Factors" on page 22 and 35 and "Description of Acadia National Health Systems, Inc. Common Stock" on page 71 of the Information Statement, and such sections are deemed incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities.

     None.

Item 11.  Description of Registrant's Securities to be Registered.

     The information required by this item is contained under the section, "Description of Acadia National Health Systems, Inc.
Common Stock" on page 71 of the Information Statement, and such section is deemed incorporated herein by reference.

Item 12.  Indemnification of Directors and Officers.

     Articles 7-109-101 through 7-109-109 of the Colorado Business Corporation Act provides that any director or officer of a Colorado corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

     The Company's articles of incorporation and bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

Item 13.  Financial Statements and Supplementary Date.

     The financial statements required by this item are contained under either the section, "Acadia National Health Systems, Inc. Balance Sheet" or "Physician Resources, Inc. Financial
Statements" on pages F-2 to F-10 of the Information
Statement (such section is deemed incorporated herein by reference), or in Item 15 below.

Item 14.  Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure.

     None

Item 15.  Financial Statements and Exhibits.

     (a) Financial Statements--see Index to Financial Statements on page F-1 of the Information Statement.

     (b)  Exhibits:
          (see also Index to Exhibits)

          2-Assets Purchase Agreement between Acadia National
          Health Systems, Inc. and Physician Resources, Inc., dated September 27, 1996;

          3.(i)-Articles of Incorporation of the Company, as amended;

          3.(ii)-Bylaws of the Company;

          4.(i)-Instruments Defining Rights of Security
          Holders/Minutes of Annual/Special Meetings of the Company;

          4.(ii)-Loan Agreements Secured by Demand Notes/Promissory Notes, Defining Rights of Holders of Long Term Debt;

          10.(i)-Software License Master Agreement;

          10.(ii)-Lease of Premises, Acadia Corporate Headquarters, 460 Main Street, Lewiston, Maine 04240;

          10.(iii)-Employment Agreements, dated September 27, 1996 between Acadia and THOMAS N. HACKETT, C.E.O.,
          JACQUELYN J. MAGNO, Vice-President;

          10.(iv)-Internal Revenue Code Section 125 Cafeteria Plan dated June 1, 1996;

          10.(v)-Line of Credit Memorandum dated September 8, 1995 with PEOPLE'S HERITAGE BANK in the amount of $250,000.00;

          10.(vi)-Line of Credit Memorandum dated July 29, 1996 with PEOPLE'S HERITAGE BANK in the amount of$100,000.00;

          27-Financial data schedule;

          99-Financial Statements Schedules--see Index to Financial Statement Schedules on page S-1 hereof.

                                 SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lewiston, State of Maine on the 14th day of April, 1997.

                    ACADIA NATIONAL HEALTH SYSTEMS, INC.

                    Thomas N. Hackett

                    By: Thomas N. Hackett
                    THOMAS N. HACKETT, President

                             ANNEX I
                       SUMMARY INFORMATION

     The following is a summary of certain information contained in this Information Statement. This summary is included for convenience only and is qualified in its entirety by the more detailed information and financial statements contained elsewhere herein.

The Business

     Acadia National Health Systems, Inc. ("Acadia") was formed to become a comprehensive Physician Practice Management Company
(PPMC). PPMCs offer billing, consulting, software, business systems, related services and sometimes financing to physicians and other health providers. In a growing managed care environment, these firms offer the business resources to an industry that is traditionally clinically oriented.

     PPMCs offer doctors and other medical providers an alternative that puts them at the forefront of health care reform while positioning them to have choices regarding their autonomy and profits. Although success within the industry may not be enjoyed by the Company, PPMCs have recognized average annual sales increases of more than 50% over the last seven years and have been well received in the stock market, with high price earnings ratios. The basis for the Company's assertion is set forth and fully described at pages 42-65, "BUSINESS AND PROPERTIES OF
ACADIA NATIONAL HEALTH SYSTEMS, INC.

Acadia has purchased the assets of Physician Resources, Inc.
("PRI"), a billing service founded 25 years ago by the Acadia chief executive officer, Thomas N. Hackett. PRI focused on small practices in tertiary markets ignored by the major PPMC organizations and Acadia will retain this focus.

Affiliate Experience -- Strategies/Resources Available to Acadia

Advantage Business Services, Inc. ("Advantage"), an affiliate of the Company, is a leading provider of payroll processing and tax filing services to small business in the United States. As part of a billion dollar industry, Advantage currently serves over 10,000 employers nationwide through a network of franchised and company owned locations. This network of offices presently produces revenues in excess of $12,000,000 annually.

Advantage was founded by Thomas N. Hackett who first began providing bookkeeping and payroll services to small business clients in 1967. The company's focus has always remained targeted at employers with one to one hundred employees. This market represents over 5.3 million businesses in the United States.

In 1984, Advantage began to franchise its operation as a means of expanding to remote areas. This method required a minimal capital commitment while maintaining the integrity of sales and support at the local level. To date, the company has 33 such franchised offices. The company continues to add four to six franchised offices per year.

Today, the Advantage system employs over 200 employees. The combination of its strong distribution systems, internal support structure, financial strength, and industry and management expertise, has positioned the company for significant growth. Advantage is the eighth largest payroll service in the United States, with more than 8,000 business clients and 35 franchisees. A great deal of the model for Acadia's growth will be drawn from Advantage including: franchise structure, distributed data processing and cash management techniques. Mr. Hackett, as founder and Chairman of the Board of Directors, has advised the Board of Advantage that Acadia will utilize applicable models of the Advantage business strategy, as well as utilize franchising techniques and strategies to assist Acadia in the development of its expansion and franchising development. Advantage is prepared to assist Acadia in all aspects of its expansion.
Mr. Hackett has agreed to make available to Acadia all necessary books and records of Advantage to Acadia. In return for Advantage's assistance to Acadia during the developmental stages, Acadia will recommend to prospective franchisees that they retain Advantage to provide various services to their Acadia franchise operation, including, but not limited to, payroll processing. Although prospective franchisees are not required to retain franchisor recommended vendors and service providers, it is standard industry practice, and encouraged by the Federal Trade Commission ("FTC"), to provide lists of acceptable vendors and service providers that the franchisee may wish to utilize. However, Acadia cannot deny prospective franchisees an Acadia franchise, based upon the franchisee's decision to retain vendors and/or service providers other than Advantage.

Acadia will also draw upon the experience of Advantage to bring franchise and banking expertise to the PPMC industry.

     As a payroll company, Advantage engages in the following activities and has done so for many years:

1. marketing its services through independent franchised sales offices;

2. receiving, processing and redistributing information to third parties, government agencies and customers;

3.  providing Electronic Data Interchange (EDI) and Electronic
    Funds Transfer (EFT) between clients and other entities;

4. providing quality assurance to ensure that all applicable government regulations are observed and following up with dispute resolution services.

Within the context of the medical billing industry, Acadia will perform these same functions based upon implementing applicable Advantage strategies as described above. Acadia will also utilize the experience of Mr. Hackett and several key Advantage employees regarding the implementation of Advantage strategies and the development of Acadia franchising. Acadia will continue to rely on his current Acadia staff's years of medical billing experience in Physician Resources, Inc., the predecessor company of Acadia.

Selected Financial Information

     The following table summarizes certain selected financial information with respect to Acadia and is based upon the financial statements of PRI. The information set forth below should be read in conjunction with Management's Discussion and Analysis and the financial statements, included elsewhere herein.


                 SELECTED FINANCIAL INFORMATION

Year ended December 31, 1996, and nine (9) months ended September 27, 1996

                           (Audited)

                       1995                1996
                       Year ended          nine months ended
                       December 31         September 27


Total Revenues         $ 582,778           483,630

Expenses                 502,647           425,614

Net Income                57,446            26,726

Retained
Earnings
end of period          $  38,226            19,740

Total Assets
at end of
Period                   420,366           423,350

Total
Liabilities,
excluding
current
installments             381,140           402,610

Total
Liabilities
and Stock-
holders'
Equity                   420,366           423,350


                           RISK FACTORS

Potential Fluctuations in Quarterly Operating Results.

     There can be no assurance that the Company will be able to maintain quarterly profitability in the future. The Company's quarterly and annual results may vary significantly in the future due to a number of factors, including: the timing and level of product and process development costs; changes in revenue and product mix; variations in average selling prices; timing of announcement and introduction of new products by the Company and its competitors; market acceptance of the Company's and its customer's products; gain or loss of significant customers; and competitive factors. The lack of maintaining profitability may affect the Company's ability to obtain additional financing. Lack of such financing will have a serious impact on the Company's plan to support ongoing operations and/or implement plans for the Company's growth.

Service and Process Development and Technological Change.

The markets for the Company's services are characterized by rapid changes in both product and process technologies. Because of continual improvements in these technologies, the Company believes that its future success will depend, in part, upon its ability to continue to improve its service and process technologies and develop new technologies in order to remain competitive. In addition, the Company must also adapt its services, products and processes to incorporate technological changes and to support emerging target market industry standards. There can be no assurances that the Company will successfully adapt to technological changes, and failure to continually improve its services and processes will seriously impact the ability of the Company to maintain growth.

Competition.

Large competitors may saturate urban markets and move into tertiary markets with strong price competition in order to maintain current growth rates. To date most large PPMCs seem more interested in growing through consolidation than in seeking new markets. It is anticipated that they will continue to consolidate through the end of the century and turn to smaller markets only when less than ten large companies are left. While there is no meaningful defense against a very large firm that targets Acadia's market niche and undersells the market long enough to drive out competition, management considers this
improbable.   However, there can be no assurance that the Company
can develop superior or more cost-effective products than its competitors, or that it can successfully market its products.

Risk of Failure to Manage Potential Growth.

Acadia growth will outpace development of a management infrastructure, leading to major marketing and operations issues. The Company expects to continue to experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's management. To manage future growth effectively, the Company will need to hire, train, motivate and manage its employees and to continue to implement and improve its operational, financial and management information systems. There can be no assurance that the Company will be able to mange such growth effectively and failure to do so could have a material adverse effect on the quality of the Company's products, its ability to retain key personnel and the Company's business and operating results.

Product and Process Development and Technological Change.

Software development issues hinder growth. Several medical companies have suffered reduced growth or losses due to software development projects that were behind schedule, over budget or unworkable. Management experienced some of these issues during earlier software conversions at Advantage Payroll Services and has a plan that will minimize this risk. PRI/Acadia has purchased a state of the art software package that has already proven itself with a large installed base. The package was purchased from the Company's primary software firm, Healthpac Computer Systems,
Inc., 5105 Paulsen Street, Suite 2478, Savannah, GA 31420.

Source Code is a computer code used by the programmer to create software application package. Each time a program modification is made, the source code is simultaneously changed. Without source code, a program cannot be changed or modified. Acadia does not intend to perform customized (custom code) application coding for its clients, and, although the company has source code as insurance against vendor nonperformance, it intends to avoid custom code whenever possible. Modifications, if any, will be done by the original developer (Healthpac Computer Systems, Inc.). The Master Software License Agreement between Acadia and Healthpac is attached hereto as Exhibit 10.1 to this Registration Statement. There can be no assurances that the Company will successfully adapt to technological changes, and failure to continually improve its software will seriously impact the ability of the Company to compete and maintain growth.

Risk of Failure to Finance Potential Growth.

Financing delays hinder growth. Acadia's strategy will be to use debt to build the business and then "fill in" with equity issues as the company prepares to move to each successive level of expansion. Contracts and other relationships will be in place before each equity raise that will support the earnings per share needed for equity market acceptance. Delays in either side of the debt/equity equation could slow growth or create liquidity issues. Acadia plans orderly growth, maintaining solid relationships with both debt and equity markets. Lack of such financing may have a serious impact on the Company's ability to support ongoing operations and there can be no assurance that such financing will be available, or, if available, that it can be obtained on terms favorable to the Company.

Dependence on Key Personnel.

The Company's future success depends in large on part of the continued service of its key technical, marketing and management personnel and on its ability to continue to attract an retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations. There is no assurance that the Company will be able to attract and retain qualified personnel for its operations.

Thomas Hackett is a team builder with a long track record of recognizing talent. Some of Acadia's growth will come from affiliations with existing companies that have talented, and often underutilized, managers who have time available to provide operational consulting to the Company. This determination has been made by Mr. Hackett, culminating from years of on-site appearances at seminars, trade shows and conventions. Provided an affiliation if consummated, the Company believes certain managers will definitely have time to assist Acadia. This pool will be supplemented with outside recruiting where needed. A board of directors capable of running the company, backed by a rapidly developing management team will assure that Acadia continues to grow should something happen to Thomas Hackett. However, the death or incapacity of Mr. Hackett, or executive members of his management team, would disrupt the Company's performance and jeopardize its ongoing operations.

Control by Principal Shareholders, Officers and Directors.

The Company's principal shareholders, officers and directors will beneficially own approximately eighty-four percent (84%) of the Company's Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."

Issuance of Preferred Stock may adversely Affect Holders of
Common Stock or Delay or Prevent Corporate Take-Over:

The Company's Articles of Incorporation provide that preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

No prior Trading Market; Potential Volatility of Stock Price.

There has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Because of this volatility and lack of a trading market, there can be no assurance that shareholders will be able to liquidate their position.

                          INTRODUCTION

Franchising Operations:

Franchisees will market billing, practice management, systems and other physician oriented business services to small medical practices in tertiary markets. Most practices will be less than five physicians and found in cities and towns of less than 75,000 people. Catering to this market will sustain a focus on small practice strengths inherited from Physician Resources and simultaneously minimize direct competition with companies such as Phycor, which has a 5-10 year growth lead. The small practice strengths that Acadia inherited from PRI are set forth at pages 43, 48 & 55-56 of BILLING SERVICE, "BUSINESS AND PROPERTIES OF ACADIA
NATIONAL HEALTH SYSTEMS, INC.

Franchise Agreements and Commissions:

Each client and franchisee situation will be unique, based upon the size of the territory awarded to the associate franchisee or the affiliate franchisee.

Associate Franchisee

The Associate franchisee is a person or company having an exclusive franchise contract with Acadia to market its services to prospects in a specifically defined geographic territory and/or client market. The Associate is principally involved in sales and relationship development. The Associate will be the primary entity to recruit the Affiliate franchisee into the Acadia franchising program. The Associate may not be principally involved in daily billing operations and, after the initial sale will have little involvement in the day-to-day business for the Client. They will call on the Client sporadically to keep a communication channel open for additional services and will identify needs and develop opportunities for quality control, compliance activities, practice management, additional or altered billing services, financial services, equipment changes and referrals for new Clients.
The Associate also has primary responsibility for quality control in his or her territory.

Affiliate Franchisee

The Affiliate franchisee is a company that purchases the Acadia software package that has a limited in-house billing, collections administrative, marketing and practice management capability. The Affiliate may be partially owned by an Associate, but must have an owner/manager not principally involved in sales. Each Affiliate will provide services to clients contracted by a single Associate franchisee. Beyond billing income, the Affiliate may earn commissions or discounts for recruiting other Affiliate or Associate franchises.

Franchisees will earn commissions for assisting Acadia to establish new franchises, strategic partnerships and joint ventures within the franchisee's designated markets. The initial base franchise fee for an associate franchisee will be $15,000. The initial franchise fee for an affiliate franchisee will be $8,500. The fees will be uniform and will be fully earned at the time of execution of a franchise agreement. The fee is also non-refundable.

     Commissions will vary with the nature of the new relationship and the extent to which a franchisee facilitated the relationship. Acadia may offer an equity position to the franchisee in lieu of commission on a specific relationship, but commissions will be payable unless all parties agree on the terms of the equity relationship. Pursuant to the rules and regulations of the Federal Trade Commission ("FTC"), Acadia will prepare and make available to the public, no later than March 31, 1997, a Uniform Franchise Offering Circular ("UFOC") as described in Rule 436
(16 CFR Part 436i). This circular is provided to a prospective franchisee in order to provide full disclosure on the franchisor and set forth important terms of the potential relationship including, fees, training and support, initial investment, obligations, territory, restrictions, financial statements, etc. The prospective franchisee is given an opportunity to review the circular and accompanying franchise agreement and the Franchisor may not consummate a sale of the franchise until a ten (10) day "cooling off" period has lapsed.

Franchisor Obligations:

Acadia will provide the Associate and Affiliate franchises with a two (2) week training program in Lewiston, Maine, and will make available other training programs that are determined to be appropriate. Acadia will also provide up to ten (10) days of field training in the six months after the franchise opens for business and continue providing advisory assistance for operations, advertising and promotion. Also included will be refresher training programs, copies of the Operations Manuals, advice and written materials on techniques of managing and operating the franchised business, and new developments and improvements in the computerized equipment and software.

Franchisees will become a corporate liaison for the Company as they facilitate affiliations with other franchisees, with third party payers, merger/takeover candidates and with new strategic partners or joint ventures. These affiliations will earn the franchisee commissions in each new affiliation formed. Thus, the system will grow through networking, rather than solely relying on direct franchise sales by the Company. The Company has not presently identified specific parties that it anticipates entering into definitive agreements with, however the Company does plan to pursue discussions regarding potential franchisees, mergers, acquisitions and strategic alliances if they become available in the future. Provided the Company enters into any future transactions with related parties, independent accounting, legal, investment banking and business consulting advice will be obtained, prior to consummating any potential relationship with said related party.

     The company will take advantage of several existing market conditions and national trends to achieve accelerated growth:

- Managed care, Medicare reform and other third party payer changes are creating complexity, rules and new liabilities for medical providers that are driving doctors' offices and small billing firms out of the medical billing business.

- Physician Hospital Organizations (PHO) and Managed Care Organizations (MCO) treat doctors as employees and limit both their incomes and their traditional management role. PPMCs give doctors an opportunity to be a profitable, active partner in reform rather than its victim.

- All large PPMCs concentrate on practices of 10 or more providers and seek to sell their services in larger metropolitan areas that can support those much bigger practices. Metropolitan areas are shrinking, with rural areas growing in population, as small business finds it can be anywhere there is telephone service. Physician Resources, Inc. focused on smaller practices in rural markets, as has Advantage Business Services, and Acadia will attempt to capitalize on that experience, understanding and tradition. Acadia will operate in a large niche ignored by their major competitors. The company expects to experience minimal head-to-head competition during the first several years and projects most of that will come from smaller firms.

- Technology changes including: computer networking, the Internet, electronic billing, direct funds transfer, automated scheduling, computerized patient charting systems, state of the art dictation technology plus distributed data processing leave doctors' offices and small billing firms at best inefficient and at worst without access to payment facilities. Physician Resources, Inc. already has extensive experience with these new technologies and is currently expanding their state-of-the-art systems.

- Intense capital needs must be met including: working capital for accounts receivable; new technology for office automation, medical testing and case management; and higher quality and quantity of space for office personnel.

- Being a franchisee (associate) in a growth industry can be attractive to bright, hard working people. It gives them independence as downsizing in corporate America continues. These radical changes in the health care industry are creating many unemployed professionals eager and financially able to start their own small franchise business. Thomas Hackett has more than thirteen years of franchisor experience and this will be his second national franchise development project.

- Acadia addresses the national trend toward health organization consolidation. It's strengths in medical industry expertise, business leadership, capitalization, computer systems and franchising will lead to strategic partnerships, joint ventures and other rapid growth mechanisms as small and medium sized billing companies find that joining Acadia may be a good business strategy. The Company has not initiated plans, proposals, arrangements or understandings with specific parties with respect to future acquisitions and mergers, however the Company does plan to pursue discussions regarding these scenarios if they become available in the future. Provided the Company enters into any future transactions with related parties, independent accounting, legal, investment banking and business consulting advice will be obtained, prior to consummating any potential relationship with said related party.

     Acadia maintains its principal executive offices at 460 Main
Street, Lewiston, Maine 04240, its mailing address is 460 Main
Street, Lewiston, Maine 04240, and its telephone number is (207)
784-9185.

               THE REORGANIZATION AND DISTRIBUTION

     The management of Acadia and PRI (the management infrastructure of both companies is identical, including board members and executive officers with the exception of Marise Lebel, who was appointed Treasurer of Acadia), after careful study, concluded that it was in the best interests of PRI and its stockholders to divest PRI by selling the assets of PRI to
Acadia.    Management studied the sale of small private companies, both from their own experience buying and selling small businesses and from that of fellow members of the International Billing Association, a trade association of medical billing companies. It concluded privately held billing companies such as Physician Resources, Inc. typically sell for 2-7 times earnings with 3 times being average. It studied the records of public Physician Practice Management Companies (PPMCs) such as Phycor,
Coastal Healthcare, Pacific Physician Services and Medical Asset
Management and concluded that these companies sell for 10-80 times earnings, with an average of 30 (public information was obtained through SEC's EDGAR database, annual reports and the Investors Alliance Power Investor CD database). The reasons for these differences cannot be fully explained by company operations. Management concluded that much of the price of a public PPMC derives from shareholders' ability to sell their shares without prolonged negotiation, preserving the stock's liquidity.

     All accounts between Acadia and PRI were settled prior to the Reorganization and Distribution. At the time of the Reorganization and Distribution, Acadia became the owner of PRI's physician practice management operations and assets.

Reasons for Distribution

     In the opinion of the Board of Directors of Acadia and PRI, the Reorganization and Distribution was in the best interests of PRI and its stockholders. The principal considerations that led Acadia and PRI to conclude that PRI divest its physician practice management business are set forth as follows:

(a) The Board of Directors and management concluded that the local business identity, client perception, reputation and existence of PRI as a twenty-five (25) year old, Lewiston, Maine based doctor billing company might be ineffective to infuse substantial growth through dramatic adaptations of new, innovative services. Therefore, it decided that the acquisition of the assets of PRI by Acadia would help preserve the state of Maine identity of PRI (Acadia will continue to do business in Maine under the PRI name) and help ensure that local, existing customers did not become unsettled with the discovery that the Company was attempting to grow and expand on a national basis. However, although existing customers will continue utilizing the billing services they are accustomed to receiving from PRI, new customers, franchisees, and potential strategic alliance partners will experience Acadia as a multi-dimensional, developing and innovative business. This will assist Acadia to overcome a potential obstacle that might surface with respect to convincing regionally targeted customers, who are familiar with PRI and its relatively limited number of services, that Acadia is capable of providing comprehensive services and is not merely a continuation of the predecessor company utilizing a different name. As a result, the Company believes that it will be able to compete for clients it may not have been capable of serving, prior to the reorganization and development of Acadia.

(b) The reorganization also allows Acadia, as a Colorado corporation, to benefit from zero franchise taxes in comparison to relatively high franchise taxes imposed on a Maine corporation. Thomas N. Hackett, chief executive officer of Acadia and PRI believed these reasons justified the reorganization. Therefore:

     (i) An Assets Purchase Agreement has been duly executed and ratified, whereby Acadia has successfully acquired all right, title and interests to all tangible and intangible assets of PRI for the purposes of implementing the Acadia Business Plan and Franchising Plan as summarized herein;

     (ii) Acadia plans to implement their Business Plan as summarized herein and facilitate trading on the Over-the-Counter ("OTC") Bulletin Board, in the near future, and improve the market for its securities by providing information to the market through Commission filings.

     Thomas N. Hackett, CEO of Acadia, made the decision to develop the Acadia concept dramatically by adapting innovative services, products and software systems to the existing PRI doctor billing system, while contemporaneously expanding the concepts into a national franchising system of practice management and billing services.

     Acadia, based upon a potential unique opportunity in the PPMC industry to grow through franchising, elected to avail itself to the reporting requirements of the Exchange Act and begin the dissemination of accurate and regimented company information to the public through commission filings. Although the company is not immediately interested in raising capital, it believes that when the franchising program is completed and implemented with a comprehensively revised PPMC business strategy, access to capital markets to fund the expansion of the Company may be more successful from its position as a reporting company under the Exchange Act, as opposed to the Company continuing as a privately held business. Also, the Company believes that disseminating information to the public through commission filings may help increase a market for the Company's stock, as well as provide useful information to potential customers and businesses seeking strategic alliances. Provided the Company enters into any future transactions with related parties, independent accounting, legal, investment banking and business consulting advice will be obtained, prior to consummating any potential relationship with said related party.

Stock Trading

     There has been no public market or trading in Acadia Common
Stock, and there can be no assurance that an active trading market will develop or be sustained after the Distribution. Provided a trading market does develop in the future, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. The Company is presently listed on Standard and Poor's Standard Corporation Description and Records.

Relationship between Acadia and PRI after the Distribution.

     Acadia issued to PRI three hundred thousand (300,000) shares of Acadia Common Stock, payable as consideration for the purchase of the assets of PRI by Acadia in accordance with the Assets Purchase Agreement, set forth herein and attached hereto as Exhibit (2).

     Following the execution of the Assets Purchase Agreement on September 25, 1996, and subsequent transfer of 300,000 common shares of Acadia to PRI, distribution of the Acadia shares to PRI shareholders (in proportion to their respective ownership in PRI) was made. Holders of PRI Common Stock received five thousand (5,000) shares of Acadia Common Stock for every share of PRI they held.
After the distribution of Acadia shares to PRI shareholders, PRI commenced the processes to ensure liquidation of its company.

     Acadia and PRI made available to each other, for a period of ninety
(90) days ending on December 27, 1996, certain personnel, office services and records to ensure the successful liquidation of PRI.

     The Board of Directors of Acadia includes two (2) directors who are also directors and executive officers of PRI. See
Management of Acadia--Directors and Executive Officers.

Certain Agreements

     For the purpose of an orderly transition following the Reorganization and Distribution, and the subsequent liquidation of PRI, Acadia and PRI have to make available to the other for a limited period certain personnel, office services and records with each party being reimbursed for any costs and expenses incurred in connection therewith. Each of Acadia and PRI also have agreed to be responsible for all claims and liabilities relating to their respective businesses, whether or not such claims and liabilities are asserted prior to the Reorganization and Distribution, and each has agreed to indemnify the other against such claims and liabilities. In addition, Acadia and PRI have agreed to preserve each party's rights and obligations with respect to deficiencies and refunds of federal, state or other taxes relating to Acadia which are attributable to periods ending prior to or on the Reorganization and Distribution Date.

Federal Income Tax Aspects of Investment in the Company

     The discussion contained herein has been prepared by the Company and is based on existing law as contained in the Code, amended United States Treasury Regulations ("Treasury Regulations"), administrative rulings and court decisions as of the date of this Registration Statement. No assurance can be given that future legislative enactments, administrative rulings or court decisions will not modify the legal basis for statements contained in this discussion. Any such development may be applied retroactively to transactions completed prior to the date thereof, and could contain provisions having an adverse affect upon the Company and the holders of the Common Stock. In addition, several of the issues dealt with in this summary are the subject of proposed and temporary Treasury Regulations. No assurance can be given that these regulations will be finally adopted in their present form.

     All Investors/Shareholders must consider the potential consequences under the Code as administered by the Service. In addition, the fiduciaries of potential Tax-Exempt Investors/Shareholders must also consider the potential consequences under ERISA, as administered by the U.S. Department of Labor (the "DOL"). References herein to "Sections" shall refer to the Code, unless specifically indicated as referring to ERISA.

     This discussion does not purport to be a complete analysis of all potential federal income tax considerations to prospective Investors or Shareholders. Furthermore, this discussion is limited solely to U.S. federal income tax matters. Investors/Shareholders should be aware that certain relevant provisions of the Code have not been subject to definitive interpretation by the IRS or the courts. Except as otherwise indicated, references to "Common Stock" are to the Common Stock issued to date.

     This discussion is limited to those Investors/Shareholders who would hold the Common Stock as a "capital asset" for federal income tax purposes. This discussion does not purport to address federal income tax consequences that may be applicable to particular categories of shareholders, including life insurance companies, tax-exempt organizations, regulated investment companies, S corporations, financial institutions, broker-dealers, persons with significant holdings of Company stock, foreign corporations and nonresident alien individuals. This discussion does not address any tax considerations under the laws of any state, locality or jurisdiction, or the laws of any foreign country.

     The Company has not sought, nor does it intend to seek, a ruling from the IRS or an opinion of counsel as to any of the matters covered by this discussion, and there can be no assurance that the IRS will not successfully challenge the conclusions reached in this discussion.

BECAUSE THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED BELOW DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON U.S. FEDERAL INCOME TAX LAWS, REGULATIONS, RULINGS AND DECISIONS WHICH ARE SUBJECT TO CHANGE (WHICH CHANGES MAY BE RETROACTIVE IN EFFECT), INVESTORS/SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK.

     This discussion is not intended as a substitute for careful tax and ERISA planning, particularly since the income tax and ERISA consequences of an investment in the Common Stock will not be the same for all taxpayers. While it is believed that the following conclusions accurately reflect the results that will generally be reached in each situation, it does not and cannot include every possible circumstance which might result in exceptions to the conclusions, any one which might adversely affect some prospective purchasers significantly.

     In considering an investment in the Common Stock, fiduciaries of Tax-Exempt Investors/Shareholders should consider: (i) whether the investment is in accordance with the documents and instruments governing the Tax-Exempt Investor/Shareholder; (ii) whether the investment satisfies the diversification requirements of ERISA; and
(iii) whether the investment is prudent considering, among other matters, that there probably will not be a market created in which a Tax-Exempt Investor/Shareholder can sell or otherwise dispose of its Common Stock. Whether an investment in the Common Stock is prudent as to any particular Investor/Shareholder depends upon the individual circumstances and assets of the Investor/Shareholder.

CERTAIN PARTS OF THIS DISCUSSION CONCERNING ERISA, UNRELATED
BUSINESS TAXABLE INCOME AND PLAN ASSETS AND INVESTMENTS RELATED TO TAX-EXEMPT INVESTORS/SHAREHOLDERS MAY NOT BE APPLICABLE TO
INVESTORS/SHAREHOLDERS WHO ARE GENERALLY TAXABLE UNDER THE CODE.

Basis in Common Stock

     The tax basis that a Shareholder will have in his Common Stock will equal his cost in acquiring his Common Stock. If a Shareholder acquires Common Stock at different times or at different prices, he must maintain records of those transactions so that he can accurately report gain or loss realized upon disposition of the Common Stock.

Dividends on Common Stock

     Distributions made by the Company with respect to the Common Stock will be characterized as dividends that are taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits ("earnings and profits"), if any, as determined for U.S. federal income tax purposes. To the extent that a distribution on the Common Stock exceeds the holder's allocable share of the Company's earnings and profits, such distribution will be treated first as a return of capital that will reduce the holder's adjusted tax basis in such Common Stock, and then as taxable gain to the extent the distribution exceeds the holder's adjusted tax basis in such Common Stock. The gain will generally be taxed as a long-term capital gain if the holder's holding period for the Common Stock is more than one year.

     The availability of earnings and profits in future years will depend on future profits and losses which cannot be accurately predicted. Thus, there can be no assurance that all or any portion of a distribution on the Common Stock will be characterized as a dividend for general income tax purposes. Corporate shareholders will not be entitled to claim the dividends received deduction with respect to distributions that do not qualify as dividends. See the discussion regarding the dividends received deduction below.

Corporate Holder - Dividends Received Deduction

     Subject to important restrictions, dividends received by a corporate holder of Common Stock generally will qualify for the 70% dividends received deduction provided by Section 243(a)(1) of the Code. Under Section 246(b) of the Code, the aggregate dividends received deduction permitted to a corporate holder may not exceed 70% of such holder's "taxable income," as specially computed under that section. Under Section 246(c) of the Code, the dividends received deduction is not available if the corporate holder does not hold the stock for at least 46 days or at least 91 days in the case of a dividend attributable to a period or periods aggregating in excess of 366 days. A corporate holder's holding period for these purposes will be reduced by periods during which: (i) the corporate holder has an option to sell, or has made (but not closed) a short sale of substantially identical stock or securities; (ii) the corporate holder is the grantor of an option to purchase substantially identical stock or securities; or (iii) the corporate holder's risk of loss with respect to the shares is considered diminished by reason of the holding of one or more positions in substantially similar or related property.

     In addition to the foregoing, no dividends received deduction will be allowed to a corporate holder of the Common Stock to the extent the taxpayer is under any obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to a position in substantially similar or related property. Under
Section 246A of the Code, the percentage of the dividends received deduction available to a corporate holder with respect to "debt-financed portfolio stock" as defined in Section 246A(c) of the Code may be proportionately reduced. In addition, for purposes of computing alternative minimum tax liability, corporate holders may be denied the benefit of the dividends received deduction.

     Under Section 1059 of the Code, a corporate holder must reduce (but not below zero) its basis in the Common Stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the Common Stock, subject to a risk of loss, for more than two years before the date the Company declares, announces, or agrees to, the amount or payment of such dividend, whichever is earliest. In addition, upon a sale or disposition of such Common Stock, a holder will recognize gain, in addition to any gain otherwise required to be recognized, in an amount equal to so much of the nontaxed portion of all extraordinary dividends which did not cause a reduction in stock basis due to the limitation on reducing basis below zero. Generally, the nontaxed portion of an extraordinary dividend is the amount effectively excluded from income by application of the dividends received deduction. An "extraordinary dividend" on the Common Stock is a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend|; or (ii) Exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within the same 365-day period as one dividend. A holder may elect to determine whether a dividend on the Common Stock is extraordinary by reference to the fair market value of the stock on the day before the ex-dividend date (rather than by reference to the stock holder's adjusted tax basis) for purpose of the 5% or 20% tests described above if the holder is able to establish the fair market value of the Common Stock as of such date to the satisfaction of the IRS. An extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stock holders or in partial liquidation of the Company, regardless of the relative size of the dividend and regardless of the corporate holders' holding period for the Common Stock.

     Any dividend on "disqualified common stock" is treated as an extraordinary dividend, without regard to the holder's holding period. Common Stock is so treated, if inter alia, such stock at issue has a dividend rate that declines (or reasonably can be expected to decline) or the issue price exceeds the liquidation rights or stated redemption price. If constructive stock dividends were considered paid on the Common Stock under Section 305(c) (described below), the stock possibly could be considered by the IRS to satisfy the declining dividend rate test.

Redemption of Common Stock

     The Company does not have the right to redeem any Common
Stock. However, any redemption of Common Stock, with the consent of the holder, will be a taxable event to the redeemed holder.

     The amount received in the redemption will be treated as a distribution taxable as a dividend (to the extent of the Company's earnings and profits) to the redeemed holder under Section 302 of the Code (and may constitute an extraordinary dividend under Section 1059 of the Code) unless the redemption: (a) is treated as a distribution "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1); (b) is "substantially disproportionate" with respect to the holder under
Section 302(b)(2); (c) "completely terminates" the holder's equity interest in the Company pursuant to Section 302(b)(3); or (d) is of stock held by a noncorporate holder and is in partial liquidation of the Company pursuant to Section 302(b)(4). In determining whether any of these tests has been satisfied, there generally must be taken into account shares actually owned by the holder and shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code. A distribution will be "not essentially equivalent to a dividend" as to a particular holder only if it results in a "meaningful reduction" in the holder's interest in the Company. A redemption by a holder is "substantially disproportionate" if the holder's percentage ownership of both all voting stock and all common stock considered separately immediately after the redemption is less than 80% of such ownership percentage immediately before the redemption. Prospective holders of Common Stock should consult their own tax advisors as to the application of this rule.

     If any of these tests is satisfied as to a holder, the redemption of the Common Stock generally would be treated as to that holder as an exchange under Section 302(a) of the Code giving rise to capital gain or loss measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. Any such gain or loss will be a long-term capital gain or loss if the holder's holding period exceeds one year. However, payments received upon redemption that represent accrued but unpaid dividends may be taxed as ordinary income dividends, and the extraordinary dividend rules discussed above could apply.

     If none of these tests is satisfied as to a stockholder, the redemption will be treated as a distribution taxable as a dividend to the extent of the Company's current and accumulated earnings and profits. As described above, the amount of cash received that is treated as a dividend will constitute an "extraordinary dividend," and the basis reduction and gain recognition rules applicable to such dividend will apply irrespective of the period of time that the holder has held the Common Stock, if such redemption is not pro rata as to all holders.

     The Company does not believe that the Common Stock will be treated as debt for federal income tax purposes. However, in the event that the Common Stock is treated as debt for federal tax purposes, a holder generally will recognize gain or loss upon the redemption of the Common Stock measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. To the extent the cash or property received are attributable to accrued interest, the holder may recognize ordinary income rather than capital gain. Characterization of the Common Stock as debt would also cause a variety of other tax implications, some of which may be detrimental to either the holders, the Company, or both (including, for example, original issue discount treatment to the Investors). Potential Investors should consult their tax advisors as to the various ramifications of debt characterization for federal income tax purposes.

Other Disposition of the Common Stock

     Upon the sale or exchange of shares of Common Stock, to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as a long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Common Stock was held would be included in the holding period of the Common Stock received upon a conversion.

Backup Withholding

     Federal income tax backup withholding at a rate of 31% on dividends, interest payments (including accrued OID), and proceeds from a sale, exchange, or redemption of Common Stock, will apply unless the holder (i) is a corporation or comes within certain other exempt categories (and, when required, demonstrates this fact); or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Unrelated Business Taxable Income

     Tax-Exempt Investors/Shareholders are generally exempt from taxation except to the extent that they have unrelated business taxable income ("UBTI") (determined in accordance with Section 511-514 of the Code). Tax-Exempt Investors who purchase Common Stock and do not directly or indirectly finance the purchase of such Common Stock by borrowing will generally not be subject to UBTI with respect to dividends attributable to the Common Stock.
If a Tax-Exempt Investor/Shareholder purchases Common Stock with debt, then such Common Stock will be debt-financed property and the dividend income therefrom may be UBTI.

State, Local and Foreign Taxes

     In addition to the federal income tax consequences described above, prospective investors should consider potential state, local and foreign tax consequences of an investment in the Common Stock.

Importance of Obtaining Professional Advice:

THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR
CAREFUL TAX PLANNING, PARTICULARLY SINCE THE INCOME TAX
CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK VARY
SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH PROSPECTIVE
SHAREHOLDER.  ACCORDINGLY, PROSPECTIVE INVESTORS/SHAREHOLDERS ARE
STRONGLY URGED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC
REFERENCE TO THEIR OWN SITUATIONS REGARDING THE POSSIBLE TAX
CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK.

Summary

     THE FOREGOING IS ONLY A SUMMARY OF SOME OF THE IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS GENERALLY AFFECTING
SHAREHOLDERS WHO ARE UNITED STATES CITIZENS OR RESIDENTS.
MOREOVER, THE FEDERAL INCOME TAX MATTERS DISCUSSED ABOVE ARE, AS STATED, SUBJECT TO CHANGE BY LEGISLATION, ADMINISTRATIVE ACTION OR JUDICIAL DECISIONS. THE FOREGOING ANALYSIS OF THE FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, SINCE IT IS NOT FEASIBLE TO PRESENT AN EXPLANATION HEREIN OF ALL POTENTIAL TAX CONSEQUENCES WHICH MIGHT AFFECT
SHAREHOLDERS.

     In view of the foregoing, and the varying foreign, state and local tax consequences of the Distribution and liquidation of PRI, Acadia stockholders are urged to consult their personal tax advisors regarding the appropriate income tax treatment of their receipt of Acadia Common Stock.

ERISA Considerations for Tax-Exempt Investors/Shareholders

     The following is a summary of certain factors that should be considered by fiduciaries of employee benefit plans (as defined in Section 3(2)(A) of the Employment Retirement Income Security Act of 1974, as amended through the date of this Prospectus ("ERISA")) ("Qualified Plans") before investing in Common Stock. This summary is based upon the provisions of ERISA, applicable provisions of the Code and the relevant Regulations, rulings and opinions issued by the Department of Labor ("DOL") and the Service. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements made herein. Any such changes may or may not apply to transactions entered into before the date of their enactment.

General Fiduciary Requirements

     Title I of ERISA includes provisions governing the responsibility of fiduciaries to their Qualified Plans. Qualified Plans must be administered according to these rules. Keogh plans that cover only partners of a partnership or self-employed owners of a business are not subject to the fiduciary duty rules of ERISA, but are subject to the prohibited transaction rules of the Code.

     Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Qualified Plan is considered to be a fiduciary of such Qualified
Plan (subject to certain exceptions not here relevant).

     ERISA Section 404(a)(1) requires a fiduciary of a Qualified Plan to "discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and (A) for the exclusive purpose of: (i) providing benefits to participants and their beneficiaries, and (ii) defraying reasonable expenses of administering the plan; (B) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; (C) by diversifying the investments of a plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and (D) in accordance with the documents and instruments governing the plan."

FIDUCIARIES WHO BREACH THE DUTIES THAT ERISA IMPOSES MAY
SUFFER A WIDE VARIETY OF LEGAL AND EQUITABLE REMEDIES, INCLUDING
(i) THE REQUIREMENT TO RESTORE QUALIFIED PLAN LOSSES AND TO PAY OVER ANY FIDUCIARY'S PROFITS TO THE QUALIFIED PLAN; (ii) REMOVAL AS FIDUCIARY OF THE QUALIFIED PLAN; AND (iii) LIABILITY FOR EXCISE TAXES THAT SECTION 4975 OF THE CODE IMPOSES.

     ERISA Section 405 imposes liability upon any Qualified Plan fiduciary who (a) knowingly participates in or conceals a breach of duty by another fiduciary; (b) enables another fiduciary to breach a duty by failing to meet the general standards discussed above; and (c) takes no steps to remedy a known breach of duty by another fiduciary. Under this provision, personal liability for Qualified Plan losses might be imposed upon a Qualified Plan fiduciary who participates in an investment in the Common Stock that constitutes a breach of fiduciary duty.

     Each fiduciary of a Qualified Plan should realize that an investment in Common Stock raises many difficult issues. For example, a Qualified Plan may incur tax on its unrelated business taxable income ("UBTI"). Substantial tax liability on UBTI may adversely affect a Qualified Plan's ability to meet its current obligations to participants and creditors of the Qualified Plan.
In addition, each fiduciary should understand that the Common Stock may not be traded on an established securities exchange; consequently, it may not be possible to liquidate the Debenture in an effort to discharge obligations of any Qualified plan. Given that fact, and other facts stated in this Information Statement, each fiduciary should consider whether an investment in Common Stock will satisfy the exclusive benefit, prudence and diversification requirements of ERISA Section 404 and whether the documents and instruments governing the Qualified Plan permit the investment.

Prohibited Transactions

     ERISA Section 406(a) prohibits a fiduciary from causing a Qualified Plan to engage in a transaction if he knows or should know that the transaction constitutes a direct or indirect: (a) sale or exchange, or leasing, of any property between the Qualified Plan and a party-in-interest (as defined in ERISA Section 3(14));
(b) lending of money or other extension of credit between the Qualified Plan and a party-in-interest; (c) furnishing of goods, services, or facilities between the Qualified Plan and a party-in-interest; (d) transfer to, or use by or for the benefit of, a party-in-interest of any assets of the Qualified Plan; or (e) acquisition, on behalf of violation of ERISA Section 407(a). If a fiduciary permits one of these "prohibited transactions" to occur, he may be found to have breached his fiduciary duty and may be liable for certain excise taxes that the Code imposes on prohibited transactions.

     ERISA Section 406(b) prohibits a fiduciary from: (a) dealing with or using the income or the assets of a Qualified Plan in his own interest or for his own account or benefit; (b) receiving any consideration from any party dealing with the Qualified Plan in a transaction involving the assets of the Qualified Plan; or (c) acting in his individual or other capacity in a transaction involving the Qualified Plan on behalf of a party whose interests are adverse to those of the Qualified Plan or its beneficiaries. A fiduciary should consider whether the purchase of Common Stock will involve any of these prohibited self-dealing transactions.

     Section 4975 of the Code imposes a tax on prohibited transactions between a Qualified Plan and its fiduciaries or other "disqualified persons" (as defined in Section 4975(e)(2) of the Code). This tax could exceed 100% of the "amount involved" if the transaction is not corrected within a certain period of time.

Treatment of the Company's Assets as Assets of Qualified Plan

     The DOL has issued final regulations ("Final DOL Regulations") concerning the definition of what constitutes the assets of a Qualified Plan. DOL Reg. Section 2510.3-101, 51 Fed. Reg. 41252
(1986). Under the Final DOL Regulations, the assets and properties of an entity such as the Company are not plan assets if equity participation in the Company by Tax-Exempt Investors/Shareholders is not significant. Equity participation in an entity by benefit plan investors is significant on any date if, immediately after the most recent acquisition of any equity interest in an entity, 25% or more of the value of any class of equity interests is held by a benefit plan investor/shareholder.

     In the case of the Common Stock, the Company will not sell more than 25% of the Common Stock to Tax-Exempt
Investors/Shareholders and therefore, the assets of the Company will not constitute plan assets and the plan asset and prohibited transaction rules will not apply.

Importance of Obtaining Professional Advice

THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR
CAREFUL ERISA PLANNING, PARTICULARLY SINCE THE ERISA CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES VARY SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH PROSPECTIVE TAX-EXEMPT INVESTOR/SHAREHOLDER. ACCORDINGLY, PROSPECTIVE TAX-EXEMPT INVESTORS/SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR ERISA ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATIONS REGARDING THE POSSIBLE ERISA CONSEQUENCES OF AN INVESTMENT IN DEBENTURES.

Summary

     THE FOREGOING IS ONLY A SUMMARY OF SOME OF THE IMPORTANT ERISA CONSIDERATIONS GENERALLY AFFECTING TAX-EXEMPT INVESTORS/SHAREHOLDERS WHO ARE UNITED STATES CITIZENS OR RESIDENTS. MOREOVER, THE ERISA MATTERS DISCUSSED ABOVE ARE, AS STATED, SUBJECT TO CHANGE BY LEGISLATION, ADMINISTRATIVE ACTION OR JUDICIAL DECISIONS. THE FOREGOING ANALYSIS OF ERISA CONSIDERATIONS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL ERISA PLANNING, SINCE IT IS NOT FEASIBLE TO PRESENT AN EXPLANATION HEREIN OF ALL POTENTIAL ERISA CONSEQUENCES WHICH MIGHT AFFECT TAX-EXEMPT SHAREHOLDERS.

Certain Factors

     With respect to financial and other information relating to Acadia, Mark T. Thatcher, P.C., whose address is 360 Thames Street, Newport, Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, Acadia will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended September 26, 1997, to be filed with the Commission. Any such requests should be directed to the Secretary of Acadia National Health Systems, Inc., Jacquelyn Magno, whose address is 460 Main Street, Lewiston, Maine 04240.

(THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)

          CAPITALIZATION AND BOOK VALUE PER SHARE OF
             ACADIA NATIONAL HEALTH SYSTEMS, INC.

Book Value Per Share

The net tangible book value of the Company at September 27, 1996 was approximately $155,090, or $.042 per share. Net tangible book value per share is determined by dividing the number of shares of Common Stock outstanding as of September 27, 1996 of 3,733,987 on a fully diluted basis into the net tangible book value of the Company (total net tangible assets less total liabilities) of $155,090.

Capitalization

     The following table sets forth the capitalization of the
Company at September 27, 1996:
                                                         9/27/96
                                                          Actual
Liabilities                                           $ 249,210.00

Stockholders'
equity:

     Class A, Common Stock,
     no par value,
     50,000,000 shares authorized;
     3,733,987 issued and
     outstanding                                      $ 251,640.00

     Additional
     paid-in capital                                  $    0

     Net                                              $ 251,640.00

     TOTAL
     STOCKHOLDERS'
     EQUITY                                           $ 251,640.00

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                  $ 500,850.00
                                                      ============
                                                      ============

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Acadia has obtained a five hundred thousand dollar ($500,000) line of credit and one hundred thousand dollar ($100,000) term loan at People's Heritage Bank, Lewiston, Maine. These funds will be used primarily to provide working capital needed for increased accounts receivable. As a result of Acadia's acquisition of the assets of PRI, Acadia has accumulated fifty two thousand dollars ($52,000) in accounts receivable owed by clients that have not yet been billed. Acadia recognizes this as a receivable.

     Although no assurances can be given in this regard, Acadia anticipates slight reductions in medical billing preparation costs as a percentage of sales. This is due to discontinuing a relatively expensive employee profit sharing plan and recognizing a gradual improvement in operating efficiency through the use of new technology. These savings will be largely offset by higher fixed costs and increased marketing cost. Higher profitability will be achieved through significant increases in volume, however, there can be no guarantee or assurance that significant increases in volume will occur.

     As a service company, Acadia has very little technical Research and Development ("R&D"). The Company will work with its software firm to add features as needed. The primary software vendor firm for the Company is Healthpac Computer Systems, Inc., 5105 Paulsen Street, Suite 2478, Savannah, Georgia 31420, (912) 354-6722. The firm's President is
B.D. Claborn, Jr. The Company will also develop procedures for practice management and other services that may be offered in the near future.

     Increased client and customer volume will necessitate the purchase of additional office and computer equipment throughout the planning period; $4,000 per additional employee is budgeted for this activity. Home office employee headcount will make it necessary to lease additional space each year, reaching up to 40,000 square feet by 2001.

     Planned growth will increase the total employee headcount from the present to approximately sixty (60) by the end of 1997 and four hundred twenty-five (425) by the end of 2001.

Results of Operations:  Nine Months Ending September 27, 1996

Revenues

Revenues for the period were $483,630. Growth in revenues was principally due to growth in the Waivered Foster Care program. Additionally, billing service for three new medical practices contributed to sales. There were no software or franchise sales during the period.

Operating Expenses

Operating expenses were $425,614 during the period, including a management fee payment to owners in the last calendar quarter to zero full-year earnings. Also reflected in operating expenses were increases in depreciation, office supplies and salaries and wages.

Operating Income

Operating income for the period was $58,016. Improvements in comparison to past company performance were principally due to increased sales..

Other Income (Expense)

Non-operating expenses were $31,290. The Company incurred interest expense of $18,694 as a result of higher credit line balances. and losses on sale of fixed assets $7,347.

Income Taxes

Physician Resources was an S Corporation and incurred no tax liability.

Net Income

The Company had net income of $26,726, retained earnings at the beginning of the period of $38,226 and retained earnings at the end of the period of $19,740.

Liquidity and Capital Resources

Accounts Receivable were $220,283 for the period and increased in comparison to past historical performance, principally due to the rapid growth of the Waivered Foster Home accounts receivable financing program. During this period, the Company added
$17,475 in property, plant and equipment, principally computer systems and related equipment. Acadia has obtained a five hundred thousand dollar ($500,000) line of credit and one hundred thousand dollar ($100,000) term loan. The lines of credit will be used primarily to provide working capital needed for increased accounts receivable. Anticipated Acadia market activities and possible acquisitions will place additional demands on liquidity during the remainder of the year. The term loan is secured by the personal guarantee of Thomas N.
Hackett and will be used to fund working capital, increased organizational infrastructure and a possible acquisition. The loan will also bridge to a stock issue anticipated in the fourth quarter of FY 1997 or the first quarter of FY 1998. The timing and amounts of these financing actions are consistent with Acadia's business plan and its strategy of using short term debt to fund operations ahead of periodic stock offerings.

Results of Operations: Year Ended December 31, 1995

Revenues

Revenues for the period were $582,778. Physician Resources' net revenues increased in comparison to previous years, due principally to the addition of the Waivered Foster Home program, revenues from five new medical practices and a client-paid technician added in late 1994.

Operating Expenses

Physician Resources' operating expenses increased in comparison to previous years, due principally to the salary of the new client based technician, moving cost and rent on better quarters, loss on the disposal of obsolete equipment and interest associated with the new Waivered Foster Home program. These increases were partially offset by lower equipment maintenance and lower utilities.

Operating Income

Operating income for the period was $80,131, higher than past historical periods. The improvement was principally due to increased sales.

Other Income (Expense)

Non-operating expenses were $22,685. Interest expense was $11,641 as a result of higher credit line balances. Losses were sustained in the amount of $11,044 as a result of sales of fixed assets.

Income Taxes

Physician Resources was an S Corporation and incurred no tax liability.

Liquidity and Capital Resources

Accounts Receivable were $267,186. During this same period, the Company added $17,761 in property, plant and equipment, principally computer systems and related equipment.

Note:

Acadia National Health Systems purchased the assets of Physician Resources, Inc. on September 27, 1996, and took over the operations of that company as of September 28, the first day of the fiscal quarter and year. It did not conduct operations prior to the beginning of the quarter ended December 27, 1996. All activities for the quarter are compared with the operations of Physician Resources for the same quarter a year earlier. Comparative results have not been adjusted for the difference between Physician Resources' calendar quarters ending in a calendar month end and Acadia's fiscal quarters ending on the last Friday of a calendar month.

     Financial Accounting Standard No. 96 "Accounting for Income Taxes" which requires that no later than 1996, companies change from the deferred method to the liability method of accounting for income taxes, has not been adopted by the Company for 1996. Implementation of the Standard is not expected to have any material affect on the Company's financial condition or results of operations.

(THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)

BUSINESS AND PROPERTIES OF ACADIA NATIONAL HEALTH SYSTEMS, INC.

THE COMPANY HISTORY

Thomas N. Hackett founded what later became Physician Resources
(PRI) in 1971 as the financial services arm of Advantage Business Services. In 1990 bookkeeping and doctor billing were separated as Bookkeeping Resources, Inc. In 1992 doctor billing was moved to a new company, Physician Resources, Inc., and commercial bookkeeping operations ceased. Physician Resources provides practice management, invoicing and accounts receivable collection services for doctors offices, foster homes and hospital-based practices.

The doctor billing service has undergone several technical transitions since its inception. In the early days the service supported physicians who wished to avoid an elaborate business function or complex computer systems. As computer systems became simpler and easier to use, the company found other value added services to retain clients. This led to practice management consulting and, in the last few years, electronic billing. Many health service payers, led by Medicare and Medicaid have begun to require electronic billing to reduce processing costs. Electronic billing brought the added benefit of improved reliability and timeliness of third party payments. This improved medical practice asset utilization and profitability. Since electronic billing requires complex data modalities and sophisticated software procedures, it is more adaptable to a high volume billing service than to a single medical practitioner. This has been a very successful service for Physician Resources and continues to grow briskly. The company is currently expanding its state-of-the-art full featured software system that will become the basis for a national billing service.

In January 1995, the company began billing for foster homes under guidelines and funding established by the Maine Department of Human Services. This electronic billing service offers clients well-regulated cash flow and differentiates Physician Resources as the only billing service in Maine to finance provider receivables. The waivered foster care approach is undergoing substantial growth nationally and the potential national revenue from this and other small health providers is significant.

OBJECTIVES, NEAR-TERM

By the end of 1997, Acadia will become a publicly traded company capable of raising equity needed to fuel growth. Access to public markets is critical, since the growth rates of this and other medical billing organizations will exceed ratios that can be funded through earnings or debt.

OBJECTIVES, LONG-TERM

Senior professional staff will be added in marketing, compliance management and finance to prepare the management team for regional and then national presence. Since practice management is closely tied to medical billing, Acadia will increase its affiliation with practice management consultants in various parts of the country. These services will complement billing services and eventually lead Acadia to become a full service PPMC.

Acadia will complete review and selection of expanded software technology by the end of 1996. This system will include the capability of: automated scheduling, electronic charting features, scanning, electronic billing, direct funds transfer, distributed data processing, multiple location data entry and paper copy printing, unlimited client accounts and patient census. Later full service computerized patient charting systems and state of the art dictation technology will be added. These attributes will provide the technological base that will permit the company to become a clearinghouse for franchised medical billing activities.

Acadia will franchise a network of local companies to market full service Physician Practice Management (PPM) services regionally and then nationwide. Franchisees (associates) will sell practice management, billing, accounts receivable financing, accounting and office systems services to doctors, foster homes and other small and medium sized health care providers. They will also seek joint venture and strategic partner alliances. Acadia's home office will provide centralized and decentralized data support, training, counseling and cash control services for associates. Much of the franchising support, processing, and cash management techniques will be drawn from Hackett's experience in the payroll industry.

Besides franchising, the Company will grow through acquisitions, joint ventures and internal expansion. Many smaller billing services and some practice management consultancies are ill equipped to deal with the changes occurring in the health care market and the regulatory environment. Some will reach a point of personal and/or financial distress before they seek help. These are candidates for direct acquisition. Acadia will relieve the former owner of billing responsibility and sometimes give him a job.

THE SERVICE/BUSINESS SERVICES

Acadia and its franchisees will provide business and financial services to smaller health care providers and organizations in suburban and rural areas.
Services will include:

Type of Health
Provider>>>>>>
                                     D      F      N      S      S     O
                                     O      O      U      M      M     T
                                     C      S      R      A      A     H
                                     T      T      S      L      L     E
                                     O      E      I      L      L     R
                                     R      R      N
                                     S             G      H      H     H
                                            H             O      O     E
                                            O      H      S      M     A
                                            M      O      P      E     L
                                            E      M      I            T
                                            S      E      T      H     H
                                                   S      A      E
                                                          L      A     A
                                                                 L     G
                                                                 T     E
                                                                 H
Type of Service

Billing, accounts receivable
management and cash controls         X      X      X      X      X     X

Accounts receivable financing        X      X

Bookkeeping and internal financial
reporting                            X      X      X      X      X     X

Remote and local data processing
services                             X      X      X      X      X     X

Data collection, analysis and
compilation for rate negotiation,
financial audits and compliance
investigations                       X      X      X      X      X     X

Practice management consulting       X      X                          X

Dictation services                   X                           X     X

Electronic medical charting          X      X      X      X      X     X

SERVICE DELIVERY METHODS

Any organization that delivers goods or services over a wide geographic area must contend with the issue of what functions to do centrally and what functions to distribute into the field. Since Acadia's core activity will be billing, these issues are first discussed in billing terms.

BILLING SERVICE

Billing service operations have four essential components:
1. Selling the client (provider/doctor) the service and executing fiduciary contracts
2.   Entering demographic and billing data into the system
3.   Processing data and monitoring performance
     a.   Billing payers
     b.   Collecting funds
     c. Compiling and reporting service data for later use in audits and negotiations
4.   Management reporting systems

Some elements require regimentation and tight controls to satisfy fiduciary and regulatory responsibilities. Others must be loose to foster initiative, creativity and growth. Development of staff, business systems and selection of software to promote this loose/tight approach is a key for rapidly growing financial services companies in the information age.

Sales always occur at the client site or a regional office near the client. Sales will be the primary responsibility of the Acadia franchisee. Each will have the latitude to cultivate a variety of relationships with health providers in his area and the incentives toward building volume. Franchisees will sell billing services at retail and receive a wholesale discount. The value of a discount will vary with service functions done by the franchisee.

In today's communications environment, data entry and client service can be done anywhere. A personal relationship with a client service representative (CSR) can be established over a national 800 line almost as easily as in the same town. Data entry locations will be determined more by local economics and franchisee preference than by geography. A franchisee in New York City that pays $60 per square foot for office space and $19 per hour for local data entry clerks may want to have data entry done by Acadia in Lewiston, Maine, where the rates might be $9 per square foot and $10 per hour, respectively. A franchisee in an economically depressed area with rates of $4 per square foot and $7 per hour might prefer local data entry. A franchisee whose primary activity is practice management might not want the supervisory responsibility for billing data entry, despite comparative economics.

Some providers may wish to have original data entry done in their offices and certain management reports returned via a local printer. Acadia will offer this service with either provider employees or franchisee employees. Under this configuration, CSR activity will remain at the franchise office or data center and be separated from data entry.

The growth of third party payment organizations, both public and commercial, and their demands for timeliness, quality and technical capability make centralized processing, transactions and quality control essential. As communication costs have fallen, the drawback of processing thousands of miles away has disappeared when compared with the advantages of a large, efficient, tightly managed "back room" organization. Acadia will process all claims and originate all reports in central support/data centers. The first center will be in the Northeast and other centers added as the market dictates. The first center should be adequate through two to three years.

The central support and processing facility will also provide:

> Consulting in negotiating joint ventures, strategic alliances and mergers will be offered by the home office. Practice management support staff for franchisees who need assistance in that function, but wish to offer it to clients will also be offered. These will be profit centers directly chargeable to clients or franchisees.

> Provider and franchisee cash management services. Billing will be done electronically whenever payers have that capability. Funds will be received and distributed electronically (EDI) whenever the payers have that capability. Acadia will act as a clearinghouse for all payments and direct deposit the appropriate amounts to provider and franchisee accounts as required.

> A compliance department with a corporate officer, personnel and software to monitor billing compliance with payer rules and regulations. The Compliance Officer will be empowered to take internal action on errors and violations and to act in a fiduciary capacity for the entire Acadia system when responding to regulatory issues. The compliance department will also survey and screen new franchisees and new provider clients for potential problems.

Physician Resources has been processing data remotely entered at medical offices for about four years. Advantage Payroll Services has been accepting data from franchisee operations for 14 years. This experience will be directly transferred to upgrading operating policies, procedures and software to function in the new organization. Both existing companies have extensive written procedures and experienced personnel that will serve to guide Acadia operating procedure development.

OTHER SERVICES
PRACTICE MANAGEMENT

Health care providers, particularly doctors, frequently experience business operations difficulties. The discipline of practice management has evolved to fill this need. Medical practice managers may be accountants, lawyers, business consultants or they may be doctors who have chosen to specialize in the business aspects of medicine. Practice managers work with providers to develop procedures and techniques to improve responsiveness to patients' needs and increase productivity and profitability. They often manage special projects, such as fee schedule negotiations or new clinician screening. Practice managers can be part of a large consulting or billing organization or independent, one-person businesses.

Physician Resources has always offered practice management as an integral part of its billing service, but practice management volume has been limited by lack of volume for a dedicated practice management department. Strategic alliances between Acadia and practice managers in all sizes and types of organizations will be a symbiotic relationship with billing and systems services. Practice management will be available from individual consultants affiliated with the company, franchisees and Acadia itself. Affiliations, franchises and strategic alliances will enable billing services to offer practice management and practice managers to offer billing, without necessarily adding staff.

ACCOUNTS RECEIVABLE FINANCING

Physician Resources pioneered financing of waivered foster home care accounts receivable in 1994. The foster home program includes small, thinly capitalized boarding homes that incur substantial costs in providing care, but do not normally receive payment for several weeks. PRI converted clients to electronic billing, cutting accounts receivable turnaround to approximately one week and then advanced funds to the homes for a percentage fee. This program has been very successful in the last two years and enjoys an excellent growth rate.

Similar programs will be developed nationally for:

> New independent physicians whose medical school debt may cause them to be unable to fund their business needs or to be ineligible for conventional bank financing
> Established practices damaged by retirement, restructuring and other financial malaise
> Other foster home programs and similarly undercapitalized, yet trustworthy, providers
> New franchises that are too strong to buy outright but not strong enough to finance the complete program themselves

All receivable financing clients will also be billing and practice management clients.

INTERNAL CLINICAL SYSTEMS DEVELOPMENT

Acadia will purchase (and develop only if absolutely necessary) significant software, hardware and communications expertise to expand billing to a decentralized national venue. Much of that expertise will also be transferable to clinical systems.
Practice management consulting provides ready access to potential clients for clinical systems. After the billing systems are fully developed and stabilized, Acadia will turn toward clinical systems as the next area of market development.

METHODS OF OPERATION, BILLING

Each medical office has a standard protocol that lists all procedures. The listings reference an industry standard CPT code. Coding errors are among the most common causes of claims rejection or charges of misbilling. After doing a procedure, the provider will complete the appropriate steps that enable Acadia to correctly gather required patient data. This information will be keyed into a computer network, along with general information and third party payment data on each new patient. Compliance management software will screen procedures for appropriateness before billing. The software will screen to see that:

> Both the provider and patient were appropriate for the procedure.
     [Example: An orthopedic surgeon could not bill for a cesarean section on a male.]
> The provider had adequate time in his or her schedule to do all the procedures billed.
> The procedure was appropriate at the stage of care and was not included in some broader procedure billed simultaneously.

Charges not passing the software screen will be referred to the compliance staff for additional review, contact with the clinician and possible change.

Information will then be sorted by payer and invoices generated. Some payers will receive paper invoices by mail and others electronic invoices by telecommunications. Those receiving electronic invoices pay an average of 14 days sooner than with paper invoices.

When payment is received, funds will be deposited in a savings escrow account belonging to that provider. Each practice will receive a payment and reconciliation weekly or monthly. Acadia will maintain the checkbook and general ledger for some practices and provide a full monthly accounting of all activities.

All billing and collection information will be compiled and reported to the practice in summary form. This information will be available in special report form as supporting data for fee for service and capitation negotiations with third party payers.

FACILITIES NEEDED

SOFTWARE

The billing software at PRI is a Unix-based system that is two years old. Although the company continues to purchase current updates, Management feels a major enhancement is needed before moving to a national venue. PRI collaborated with Healthpac Computer Systems, Inc., Savannah, Georgia, a larger doctor billing company, to establish written software criteria and began a formal search in October 1995.

One major PPMC, Medaphis, spent $46 million over the last two years to retool its software, eliminating 1995 profits in the process. Thomas Hackett experienced similar, although less devastating, problems with an Advantage Business Service software conversion several years ago. He learned the most efficient means of carrying out a major conversion is to buy a quality package and hire (or buy) the company that wrote it to customize. The company will purchase and modify existing software for implementation in a wide area network and integration with later software products such as a clinical package.

Some considerations are:

> Windows NT software would have more robust structure, easier maintenance and better capability to interface with multiple systems and disciplines, including:
     > Compliance management software
     > Front end systems at third party payers
     > Scheduling
     > EDI
     > Clinical systems

> Enhanced native mode communications capabilities for multiple servers, multiple data entry and report output points and several different modes of data transfer

>    Improved data analysis and reporting capability:
     > Management performance reporting
     > Demographic and cost analysis in support of rate
       negotiations for managed care
     > Custom reports for situations not preconceived

>    Windows type "user friendliness" for:
     > Ease of training
     > Improved performance and focus on content rather than
       process
     > Reduced operator fatigue

HARDWARE

Since Acadia will use Windows NT software, most hardware will be IBM compatible equipment locally available throughout the country. To reduce maintenance, repair and connectivity issues, the company may form a strategic alliance with a national computer dealer.

REAL ESTATE

Acadia and its franchisees will need Class A office space of 50-100 square feet per CSR, wired for networking, wired for intensive communications and air conditioned for high PC density. Sales per employee are expected to be about $70,000, based on current PRI performance, software improvements and industry averages. However, many CSRs will be found in franchisee offices. Therefore, Acadia's data center should start at about 4,500 square feet and grow to 40,000 square feet over the five-year projection period.

Executive offices at 460 Main Street, Lewiston, Maine will be adequate for the first two to three years.

MARKETS, COMPETITION & SELLING

THE PRESENT MARKET

In the US 527,000 physicians are in active practice, with 184,000 in 16,000 group practices and with the remainder operating independently. Private companies provide billing services for medical practices throughout the country. This industry is very fragmented with regional services, smaller companies and hospital-based services. The industry has been in flux in recent years with mergers, acquisitions and divestitures leading toward consolidation and the creation of much larger services. Many offer ancillary services including practice management, software development and sales.

Publicly traded regional and national billing services range from less than $5 million sales to just under $1 billion sales. The largest companies have averaged 50% annual growth over the last seven years and the growth appears to be accelerating. Most focus on very large group practices and hospitals. Hospital cost cutting and outsourcing have contributed to growth in recent years but there are signs that cost pressures and low hospital census are beginning to limit internal growth.

Each large company takes a different approach. Emcare Holdings, for example, specializes in emergency medicine and employs the clinical staff besides providing billing services. Medaphis owns some clients but also markets clinical and business office software and services to clients. None are known to franchise and few provide receivables financing to their clients. Most companies fall into one of three broad categories:

> Hospital Oriented - Physician Hospital Organizations (PHO) where physicians are company employees and have little profit incentives. Emcare is an example.

> Managed Care Organizations (MCO)- Health Maintenance Organizations (HMO) and Preferred Provider Organizations
     (PPO) are institutionally driven with cost control taking precedent over patient care. Managed care uses the notion of "capitation" to control costs. Under capitation, a provider contracts to make certain medical services available to an insured group for a fixed monthly per capita fee, no matter the amount of patient services actually delivered. Since contracts are awarded on a competitive basis, this presents significant risk to the individual provider, particularly when costs and demographics are not well known. This is the fastest growing market segment, with an expectation of a 64-67% market share. It is expected that this industry will consolidate to 4-8 for-profit hospital chains such as the $17.5 billion Columbia/HCA Health care Corp.

>    Physician Oriented - Physician Practice Management Company
     (PPMC) and Management Services Organization (MSO) - these firms retain many traditional aspects of the physician owned practice or other standalone health care provider while offering staffing and systems support of a larger organization. These firms can negotiate effectively with large third party payers, including managed care organizations, providing accurate patient charting; service histories and cost information to facilitate negotiated fee and capitation structures.

Doctors are demoralized and fearful of the future. Changes in payment rules and the radical shift toward managed care place severe pressures on income and on the doctors traditional control of the clinical environment. They are looking for organizations that can provide them with trusted business leadership, financial security and still give them control over medical matters.

Many medical offices and other small providers still generate claims manually using office personnel that bill in addition to other patient/office duties. These offices are labor inefficient and suffer high rates of claim rejection due to processing or coding errors. Most have little or no mechanism to keep staff abreast of regulatory and coding changes.

Small medical billing services are found in local markets throughout the country. Entrepreneur Magazine lists medical claims processing as first on its list of "The 17 Hottest Businesses of the Nineties." Home Incorporated Magazine describes them as "one of the best examples of how savvy entrepreneurs are transforming an entire industry." However, most of these cottage industries will fail if they do not have highly trained professional staffs, superior technology, capable marketing, good capitalization or regulation sensitive systems support.

All billing services face increased pressure on profits and even survival:

> As the market moves toward managed care, health care providers must have accurate mix and cost data to negotiate capitation rates that are comprehensive, competitive and profitable. Billing companies that can handle only fee for service products will be unable to survive.

> Every billing service must have a very professional staff that can offer practice management advice and recommendations to doctors on issues ranging from malpractice insurance to succession planning to personnel policies.

> Completely electronic medical and business systems will become the norm rather than the exception. Standards are changing frequently and very sophisticated software and staff are needed just to keep up. By early 1997, Medicare is expected to require electronic billing; Medicaid and most insurance companies are expected to follow suit. Firms that cannot meet all electronic standards will be unable to offer a comprehensive product. Standards include: being on line with hospitals, clinics, being active users of the Internet and having their own intranet system. Even when they can meet billing standards, most small firms are not ready for the next level of development, EDI or electronic funds transfer. EDI requires an affiliation with an organization permitted by the Federal Reserve to make direct funds transfer. This procedure reduces "float" and places funds in provider bank accounts several days sooner than paper checks at much less cost to all involved.

> In Maine, the State's Medicaid program will be converted to a private HMO during 1996 and 1997. This will generate new cost pressures and bring managed care and capitation to a significant market segment. This change is echoed in other parts of the country.

> The Federal Sentencing Reform Act and the Federal False Claims Act (or "whistle blowers" act) provide reporting incentives and substantial penalties for incorrectly filing Federal claims, including Medicare and Medicaid billing. These can include large fines and prohibition from submitting claims in future years. In an extreme case the court can impose a "corporate death penalty" equal to all the assets of the corporation. The Federal government is aggressively prosecuting these cases even when no fault is found. The human and financial resources necessary to cooperate with an investigation can render a mortal blow to small company operators. Larger, stronger firms are developing written Medicare compliance programs to deal with these issues. Those that do not comply will become excluded from Federal billing.

Practice management consultants must divide their time between continuing education and actual consulting to earn a living.
Many chose not to employ staff to keep overhead low. Affiliation with a national billing service is a means to create a strategic alliance and delegate certain aspects of practice management. It also enables the consultant to make profitable referrals for very real client needs while enhancing his professional credibility and reputation. Practice managers are often employed by billing companies, but even when they are not, formal affiliation is mutually productive.

Larger firms and small firms with extensive support systems can deal with these issues, while independent firms may be headed for extinction. Faced with increased market complexity, regulation and competition, most small firms find themselves with inadequately skilled staff, obsolete computer systems, internal procedures incapable of coping with new requirements and insufficient capital to do anything about it. The small firm that survives will be one that formally associates itself with a larger firm willing and able to provide these resources.

Physician Resources continued to grow, widening its provider base and improving profits and cash flow under original ownership while several competitors were absorbed or dissolved in recent years. The key to capturing and retaining providers is competitive price, competitive technologies and good service.
Low overhead and efficient processing systems operated by well trained, well-paid professional staff enables the company to focus on provider service and be price competitive with larger regional services.

The Company specializes in smaller tertiary communities and providers ignored by larger firms. Competition comes from the provider's archaic internal systems and from very small billing firms. These billing entities will soon discover that the software and training needed to meet quickly evolving standards is prohibitively expensive for the small office or billing firm. They will have no choice but to seek, at minimum, a strategic alliance with a large, well funded, small account billing and practice management specialist.

In an environment of health care uncertainty, doctors already fearful of long term viability are reluctant to invest in new billing systems out of concern that they might be forced to change again. Physician Resources' marketing strategy had been that of personal referral leading to long term, low key, contact. When the physician is ready to consider a change or to make a referral, Physician Resources was there, a stable entity with known positive benefits. This approach has resulted in slower but steady growth with a few major new providers added each year.

This mode of growth is about to change because it will not support the overhead needed to meet the market challenges discussed above. The Company will capitalize on the lessons learned in 25 years of smaller provider billing, recognizing industry trends toward consolidation, intense capitalization and increased automation and regulation. It will continue to specialize in smaller providers in rural markets but will offer sophisticated staffing, state of the art operating techniques and regulatory compliance.

BENEFITS OF USING BILLING AND PRACTICE MANAGEMENT SERVICES

BILLING SERVICE

Billing services represent a drastic reduction in operating costs and capital investment from in-house operations while creating a variable expense to the provider. Billing clerks are better trained, more focused on the task and use up to date tools. Larger billing staffs assure flexibility to bill on time during employee absences and vacations. Providers can replace expensive, obsolete computer or manual systems for a less expensive monthly fee and be assured that bills follow the current form and regulation. Correct coding reduces claims rejection rates from in-house processing while avoiding regulatory violations. Electronic filing significantly speeds collection of fees. The large billing service offers very high level practice management advice plus general financial guidance for the providers.

<PAGE 58

Small practices that cannot afford a massive billing operation can now have state of the art patient service and billing procedures:

> For the first time providers will need to market their services to MCOs in order to have adequate business base. PPMCs such as Acadia can provide a market conduit to reach these new large players.
>    New patient services can be added:
     > Electronic charting
     > Automated patient scheduling
     > Transcription technologies
>    Accurate CPT coding
> Data, audit trails and staff to support successful payer audits without disruption of the regular work flow and without penalties for noncompliance
>    Electronic filing and electronic funds transfer for faster processing
>    More frequent billing for improved cash flow
>    Monitoring and action on denials and delinquencies to
     eliminate orphaned claims
> The ability to interface with all payers including Medicare, Medicaid, group insurances, managed care (capitation) and private pay
> Historical databases with reports that will support negotiated capitation rates in managed care environments, including services by:
     > Contract (employer or provider)
     > Code
     > Complete utilization review & profit analysis
> Optional internal control through medical office terminals of original entry. These can be manned by provider staff or by billing service employees.
> Separate billing becomes a vital component of GPWW (Group Practice Without Walls). Volume and comprehensive services give GPWW providers negotiating power with managed care organizations.

PRACTICE MANAGEMENT SERVICES

Hiring a practice management consultant can free professional medical staff to concentrate on clinical issues. He or she offers an experienced, objective outside review of office procedures, practices and staffing. A practice manager can do special projects, such as a fee schedule review and adjustment, that are not within the capacity of in-house staff. The practice manager can also advise principals on business and financial issues encountered in benefits, investment and retirement planning.

MARKET, NEAR TERM

Hospitals are expanding their operations to include primary care medical practices to provide added patient referral flow. Hospitals offer financing and the security of a steady income to doctors. Frequently, hospital billing systems and staff lack the capacity (or capability) to deal with doctor billing and sophisticated practice management issues. Acadia can offer supplemental services to hospitals that will permit them to own practices without disrupting themselves or upsetting their providers. The company is already discussing this option with one area hospital. External billing can be a positive situation for all parties.

Office-based billing systems and small billing companies will increasingly face barriers to remaining in the marketplace. Billing company owners are often older entrepreneurs who lack the energy or remaining working years to invest in new technologies and procedures.

MARKET, LONG TERM

After decades of health care inflation well in excess of general levels, the public now demands a more efficient and affordable health care delivery system. This led to the growth of managed care and reducing physician autonomy. Managed care is expected to dominate the market by the end of the century. Physicians need tools to regain their autonomy while satisfying the demands of public pressure and managed care. Close partnership with efficient business organizations offers the provider medical control and profit incentives. It also gives the physician accurate and predictable business and financial results.

Specialization, increased capital intensity and technological change are leading to increased outsourcing in all areas of human commerce. The health industry is no exception. Today's communications technology makes it practical to deliver medical services in multiple locations, enter billing data elsewhere and process and audit the data at another site(s). Increased regulatory pressure will replace the office clerk with a highly trained billing specialist who does nothing but bill services in a narrow medical specialty.

COMPETITION

Many of Physician Resources current competitors will become franchise or acquisition candidates as the Company moves toward becoming a full service PPMC. These include:

Billing Plus, Gorham, Maine - Formerly Hilton Health care, is now owned by NCS, a software supplier from New Hampshire. Billing
Plus focused on Southern Maine, New Hampshire and Massachusetts.

Smaller services - There are approximately ten smaller services concentrated in Cumberland County, Maine. Most do not compete with Physician Resources and few can offer the breadth of service in practice management or state of the art systems.

Hospital-based services - These often serve only practices on a hospital's payroll. They rarely compete directly with Physician
Resources.

Several large national firms offer PPMC services. Each has a different variation of ownership and structure. Most concentrate on larger metropolitan practices and hospitals. Acadia will be the only national service to use franchising as a growth media and the only PPMC to concentrate on small accounts and rural areas. Listed below is a sample of companies:

Phycor, Inc., Nashville, Tennessee - is the fastest growing PPMC with 82% growth in 1995 to sales of $441.6 million. Growth is based on the philosophy that physician decisions control 80% of health expenditures and so physicians must "choose to lead" health care reform. Phycor creates a corporate partnership with physicians, providing capital, management and business resources to improve service delivery performance. This approach has been very well received in both the medical market and the stock market. Average sales growth was 65.9% over the last five years and the current price/earnings ratio (P/E) is 75.52. Much of what Phycor is doing will also be done by Acadia, but with the added financial benefits of franchising. Phycor affiliates with large practices, typically 50-100 physicians, so it is expected that it will rarely compete against Acadia in rural America in the small practice market.

FPA Medical Management, San Diego, California - calls itself an MSO, but much of its activities fall into the PPMC classification. FPA contracts with doctors, and HMOs in a way that permits HMO patients to remain with the same doctor even when they change HMO. Doctors can be members of all local HMOs without drowning in compliance paperwork. The company grew more than 50% per year until 1995 when it went public. Since late 1995, sales have increased 150% to a current level of about $45 million. Like Phycor, FPA also addresses big metropolitan practices, with one of its contract groups numbering more than 700 physicians.

Medaphis Physician Services Corporation, Atlanta, Georgia - This is a national service that competes on price for large hospital-based practices. The company also markets software and systems to other medical management companies. Although services are similar, Medaphis does not seek small clients. Medaphis recently spent nearly $50 million to overhaul its software and is in the process of re-engineering its data processing structure. These changes, combined with falling hospital census figures have slowed growth. Unless Medaphis chooses to market to small groups, there will be very little direct competition.

Emcare Holdings, Inc., Dallas, TX - is a specialty PPMC in emergency medicine. All practices are corporate owned, with physicians working as independent contractors hourly. Annual revenue growth in this twenty-four-year-old company has been about 28% in recent years, with 1994 sales of $118.3 million.

PROJECTED SALES AND MARKET SHARE

The total market for PPMCs is difficult to measure, since they report under a variety of SIC (Standard Industrial Classification) codes. The Sherlock Company estimates aggregate 1995 revenues for the six largest "pure" PPMCs at $1.122 billion. Allowing for smaller companies the author estimates the 1995 market at $1.3 billion. The seven-year historical growth rate is more than 50%. Several companies grew 250-1,000%
 the first year after going public and gained critical mass for 50-100% growth after that.


Management estimates the following growth and market share for Acadia ($ millions):


                 1997       1998       1999       2000      2001


U.S. PPMC
Market           $3,000     $4,400     $6,600     $9,900    $14,800

Acadia             $2         $7         $17        $31       $50

Market
Share             0.1%       0.2%       0.3%        0.3%      0.3%


SPECIFIC TARGET MARKETS & NEAR TERM SALES STRATEGY

Franchisees will be recruited by Acadia National Health Systems from independent billing services, the medical products industry, practice managers and other small financial service companies.
It will recruit corporate "downsizers," who have the managerial experience and financial resources to start and grow a small billing service or a practice management company, but need high-level professional support and state-of-the-art industry specific systems support. Acadia will form strategic partnerships or merge with medium sized ($5-25 million) billing services and MSOs that offer significant complimentary resources in marketing, software or leadership/management talent. Franchise leads will be developed through:

>    Advertising in high level publications such as the New York
     Times and the Wall Street Journal
>    Management's existing network of industry contacts:
      > International Billing Association - the trade
          association of medical billing companies
      > Service Bureau User's Group - a high level forum of
          financial services executives
      > Payroll associations and Advantage Payroll franchisees
      > International Franchise Association

Experience with franchising taught Management that offering proven business methods to professional managers with entrepreneurial ambitions is an excellent formula for growth. Decentralization of selling, with the "owner in the store" fosters much higher growth rates than a salaried or commissioned sales force with its customary high turnover. Central control of critical production and financial elements of the process assures quality, accuracy and accountability to regulatory agencies.

Franchisees will market billing, practice management, systems and other physician oriented business services to small medical practices in tertiary markets. Most practices will be less than five physicians and will be found in cities and towns of less than 75,000 people. Catering to this market will play to small practice strengths inherited from Physician Resources and simultaneously minimize direct competition with companies such as Phycor, which has a 5-10 year growth lead.

Franchisees will become the company's corporate liaisons as they facilitate affiliations with other franchisees, with third party payers, merger/takeover candidates and with new strategic partners or joint ventures. These affiliations will earn the franchisee participation in each new affiliation formed. Thus, the system will grow at a network pace, rather than a sales based pace.

Much of the growth of PPMCs has been through acquisition. In this industry, the primary business asset is the client list but small business prices decimate the true value of these hard earned relationships. In small, privately held business a stock price earnings ratio (P/E) of less than five is common, while high growth PPMCs can reach P/Es of 30-100. This makes capital stock exchange very attractive to shareholders of a takeover prospect. Acadia will use this tool for rapid growth besides franchising. It will also use operating cash flow and stock market appreciation (capital stock swaps) to generate funds for nominal cash purchase of weaker companies.

SELLING METHODS, LONG TERM

An experienced national sales manager with medical or financial services background will develop a sales team that includes intermediate sales managers. They will work with salespeople/franchisees from both billing and practice management to develop additional franchise territories and recruit other franchisees. Practice management consulting will be used as lead in to billing proposals. Billing surveys by operations personnel will be used to evaluate office or small billing agency procedures and develop proposals for increased net revenue and reduced billing costs when compared with current systems. New software will enable automated matching of actual vs. expected payments. Each franchise will use proven systems and standards but will have an organization custom tailored to the local market and available resources.

SERVICE PRICING

As with other market elements, pricing will occur at two levels:

RETAIL, the price paid by the clinical provider will be based on several factors:
> National surveys that show average, high and low prices for each specialty. Currently the billing commission on cash collected can run from a low of 2% of actual cash collected for CT Surgery to a high of 15% for Psychiatry.
>    Practice transaction volume

>    Other services included in the base fee including:
     > Bookkeeping
     > Practice management
     > Remote (clinic based) data entry equipment or personnel
>    Financing provided to the clinician by Acadia

WHOLESALE, the price paid by the franchisee for centralized processing and support services will depend on the above plus:
> Whether data entry and client service is provided by the franchisee, a related party, or by Acadia
> The level of core competency at the franchisee level in compliance management and practice management consulting
>    Financing provided to the franchisee by Acadia

       MANAGEMENT OF ACADIA NATIONAL HEALTH SYSTEMS, INC.

MANAGEMENT OBJECTIVES
THE MANAGEMENT TEAM

Acadia strives to provide a pleasant working environment and a strong team spirit. A cash profit sharing plan permits staff members to share in the company's success. Although the Company does not believe employee turnover is entirely predicated on monetary aspects of employment, it is a perception of the Company that profit sharing plans may attribute to results of lower levels of employee turnover. As the company becomes Acadia National Health Systems, the philosophy of staff participation will be carried further through corporate office incentives and business unit ownership (franchising).

Board of Directors - will be drawn from leaders in the financial services, insurance and medical industries.

Thomas N. Hackett, CEO/Acting National Sales Manager - is a business leader with interests in doctor billing, payroll processing, financial services, health insurance and medical technologies. Until recently, Physician Resources was not his primary focus, but he provided overall direction to the company and consulting & management services to its medical practice clients. Hackett will work full-time at Acadia and is the principal architect of the expansion into franchised operations. Within a short time he will relinquish the National Sales Manager's role to a qualified executive. As CEO, he is responsible for staying abreast of industry trends and, with the board of directors, he leads the strategic planning process that charts the overall direction of the company. He will work with the National Sales Manager and staff`to structure each major franchise or strategic alliance. He works with the Operations Manager and staff to shape operating procedures, select business systems and regulate associate activities. His experience in helping to take Advantage Payroll Services national roughly parallels Acadia, with similarities in franchising, staff disciplines, capitalization, marketing, information processing and cash management for clients.

Jacquelyn Magno, Operations Manager - has been with Physician Resources for 24 years. She became general manager in 1985. She has been responsible for sales, operations, provider setup and liaison. Magno keeps the company abreast of the latest changes in third party policy and the latest equipment and software. She manages the billing and bookkeeping staffs and is responsible for day to day operations. In Acadia she will expand the operations role, while delegating sales to Hackett and others. The role will include monitoring billing and cash clearing activities in Acadia's central processing operation and dealing with software and hardware issues as the company grows.

Marise Lebel, Internal Auditor/Accountant - has been with the company 15 years. She provides lead accounting and bookkeeping services to health provider clients and Physician Resources itself. She also acts as internal auditor and works with the company's external auditors in financial and compliance matters. Bookkeeping is computerized and results in timely monthly financial statements for clients and the company.

The following positions will be recruited in late 1996 and early 1997:

National Sales Manager - will work with the CEO to establish new franchises, strategic alliances, joint ventures and clients. This person will recruit franchisees and assist in their training and motivation to fully empower them for their role of selling services to medical providers. The individual selected will be a career sales leader and manager with extensive prior national experience in the medical industry, financial services, franchising or a combination of all three. He or she will be self motivated and share a vision of Acadia becoming one of the top 20 PPMCs in the country within five years.

Compliance Officer - will develop and monitor a comprehensive written plan for meeting State and Federal regulatory standards for Acadia and its clients. The compliance function will be a profit center. It will include employee training, procedures for detecting and reporting violations and for responding to violation reports. The person selected will be thoroughly familiar with current regulations and will strive to maintain currency. He or she will have excellent communication skills.

CFO - will be a CPA or CPA/MBA with experience in the medical industry. The CFO will manage the massive cash flow of the medical billing operation for a maximum yield to Acadia and client providers. The CFO will manage Acadia's balance sheet, budgets and cash flows, work with underwriters, investors and lenders to give Acadia the financial platform for rapidly expanding operations. This person will supervise due diligence activities on joint ventures, strategic alliances, acquisitions and franchisee and provider setup. He or she will be a primary liaison with the legal staff in codifying all financial arrangements. Occasionally the CFO may arrange franchisee or provider financing. The individual selected will be an entrepreneurial personality with extensive cash management experience, good analytical skills and prior CFO experience in a rapidly expanding company.

(THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)

Executive Compensation

                         SUMMARY COMPENSATION TABLE

                       Long Term Compensation
____________________________________________________________________________
  Annual Compensat.    Awards             Payouts
____________________________________________________________________________

  (a)     (b)     (c)         (d)         (e)     (f)     (g)    (h)     (i)
                                         Other    Rest.                 All
Name and                                 Annual   Stock         LTIP    Other
Principal                                Comp.  Award(s)  Opt.  P/outs  Comp.
Position  Year   Salary      Bonus($)     ($)     ($)    SARs(#)($)     ($)
_____________________________________________________________________________
CEO
Hackett,
Thomas N. 1996  65,000.00
               (Annualized)

          1995  48,575.00   14,509.46

          1994  42,125.00   14,000.00

V.P.
Magno,
Jacquelyn 1996  50,000.00
                (Annualized)

          1995  49,044.82               13,250.00
                                       (Consulting)

          1994  45,715.39               12,000.00
                                       (Consulting)

Treasurer
Lebel,
Marise    1996  26,000.00
               (Annualized)

          1995  27,484.53

          1994  26,033.16

                      PRINCIPAL STOCKHOLDERS

    The following table sets forth the beneficial ownership of the ownership of Acadia's outstanding common stock on the Distribution Record Date by (i) each director and executive officer of Acadia,
(ii) all directors and executive officers of Acadia as a group, and
(iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Acadia:
                                Shares of Acadia
                               Common Stock to be
                               Beneficially Owned
     Name and                   as of the Distrib.       Percent
     Address                      Record Date               of
                                                          Class

     Peacock Hill Farm,             2,509,000/1/         67.2%
     Limited Liability Co.
     460 Main Street
     Lewiston, Maine 04240
     Members -
     Description of
     Control Relationship:

     Thomas N. Hackett               200,720/1/           5.4%
     General Manager(Father)
     Total Voting Rights

     Beth Pamela H. Sutherland       577,070/1/          15.5%
     Manager (Daughter)
     No Voting Rights

     Matthew Thomas Hackett          577,070/1/          15.5%
     Manager (Son)
     No Voting Rights

     Jeremiah Coleman Hackett        577,070/1/          15.5%
     Manager (Son)
     No Voting Rights

     Thomas N. & Elaine H.           577,070/1/          15.5%
     Hackett
     Grandchildren Trust

     Physician Resources, Inc.       300,000              8.0%
     460 Main Street
     Lewiston, ME  04240

     Thomas N. Hackett               166,000              4.4%
     301 Peacock Hill Road
     New Gloucester, ME 04260

     Jacquelyn Magno                 100,000              2.7%
     460 Main Street
     Lewiston, Maine 04240

     Marise and Philip Lebel          14,000              0.4%
     460 Main Street
     Lewiston, Maine 04240

     All Directors and             3,089,000             82.7%
     Executive Officers
     As a Group

/1/ Mr. Hackett is the General Manager of the Peacock Hill
Farm Limited Liability Company and has absolute voting and dispositive power with respect to the 2,509,000 shares owned by the limited liability company. Mr. Hackett may therefore be deemed to beneficially own these shares. Mr. Hackett's three (3) children are managers of the limited liability company and own equally proportionate amounts of shares (577,070). Mr. Hackett and his wife, Elaine, are trustees for their grandchildren's trust that also owns a proportionate amount of shares (577,070), equivalent to said three (3) children described above.

     Management of Acadia has advised that they may acquire additional shares of Acadia Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

     The Company currently leases office space from an entity related to the Company's majority stockholder under an operating lease agreement calling for monthly rental payments of $1,700.
The lease expires on December 31, 1996 and is renewable on an annual basis. The Company believes the terms, restrictions, covenants and renewal clause of this lease are fair and competitive in comparison to similar properties and also believes the cost to the Company is below the fair market value of similar commercial leases on like properties in Lewiston, Maine.

                DESCRIPTION OF ACADIA COMMON STOCK

     The authorized capital stock of Acadia consists of fifty million (50,000,000) shares of Common Stock, no par value, of which 3,733,987 shares will be outstanding on the Distribution Record
Date.

     Holders of Acadia Common Stock will be entitled to one vote per share on all matters submitted to any vote of stockholders. Cumulative voting for the election of directors is not permitted and therefore the holders of a majority of the shares of Acadia Common Stock will be able to elect all of the directors. The Acadia Common Stock does not have preemptive rights and is not convertible, redeemable or assessable. The holders of Acadia Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. See Dividends on Acadia Common Stock below. Upon liquidation or dissolution, holders of Acadia Common Stock are entitled to share ratably in all net assets available for distribution to stockholders.

Restrictions of Transfer

     Shares of Acadia Common Stock distributed to Acadia's stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Acadia under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Acadia after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Acadia and may include certain officers and directors of Acadia as well as principal stockholders of Acadia. Persons who are affiliates of Acadia will be permitted to sell their shares of Acadia only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

     Approximately 27,890 shares of Acadia Common Stock could be sold pursuant to Rule 144 under the Securities Act.

Dividends on Acadia Common Stock

     Acadia does not intend to pay any dividends in the foreseeable future and will follow a policy of retaining its earnings for use in its operations. In addition, under its proposed loan agreement, Acadia will be prohibited from paying cash dividends without prior approval of its lender banks.

Transfer Agents

     The transfer agents for the Acadia National Health Systems,
Inc. Common Stock are American Securities Transfer, Inc., whose address is 1825 Lawrence Street, Suite 444, Denver, Colorado
80202-1817 and whose telephone number is (303) 298-5370.

                      ADDITIONAL INFORMATION

     Following the Distribution, Acadia will furnish its stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

     Acadia is hereby filing a Registration Statement on Form 10SB with the Securities and Exchange Commission, Washington D.C., pursuant to the Securities Exchange Act of 1934 and will hereafter file periodic reports with the Commission pursuant to such Act. Copies of all information filed with the Commission may be obtained from the Commission's principal office in Washington, D.C. upon payment of the prescribed fees.

                  INDEX TO FINANCIAL STATEMENTS

                                                                 Page


     Independent Auditors' Report                                F-2


     Balance Sheet, September 27, 1996
     (Acadia)                                                    F-3


     Notes to Balance Sheet, September 27, 1996
     (Acadia)                                                    F-4


     Independent Auditor's Report                                F-5

     Balance Sheets, September 27, 1996 (nine months)
     And December 31, 1995
     (PRI)                                                       F-6

     Statements of Income and Retained Earnings,
     September 27, 1996 (nine months)
     And December 31, 1995
     (PRI)                                                       F-7

     Statements of Cash Flows, September 27, 1996
     (Nine months) and December 31, 1995
     (PRI)                                                       F-8

     Notes to Financial Statements
     (PRI)                                                       F-9

                      INDEPENDENT AUDITORS' REPORT

                           Baker Newman & Noyes

                       Certified Public Accountants


                       INDEPENDENT AUDITORS' REPORT

The Board of Directors
Acadia National Health Systems, Inc.

We have audited the accompanying balance sheet of Acadia National
Health Systems, Inc. as of September 27, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Acadia National Health Systems, Inc. at September 27, 1996 in conformity with generally accepted accounting principles.


                                           Baker Newman & Noyes
October 25, 1996                           Limited Liability
Company

                     BALANCE SHEET, SEPTEMBER 27, 1996
                                 (ACADIA)

                    ACADIA NATIONAL HEALTH SYSTEMS, INC.

                               BALANCE SHEET

                            September 27, 1996

ASSETS (Note 3)

Current assets:
     Cash                                                   $120,988
     Accounts receivable (notes 6 and 7)                     220,283
     Prepaid expenses and other assets (note 2)               74,806
     Deferred income taxes (note 5)                            2,000
                                                           _________

          Total current assets                               418,077

Property and equipment:
     Leasehold improvements                                   14,540
     Equipment                                                59,169
     Furniture and fixtures                                   17,588
                                                           _________

                                                              91,297
     Less accumulated depreciation                            52,574
                                                           _________

          Net property and equipment                          38,723

Other assets:
     Deferred income taxes (note 5)                            5,500
     Deposits                                                 12,000
     Organizational costs                                     26,550
                                                           _________


                                                          $  500,850
                                                         ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Note payable under line of credit (note 3)           $   88,917
     Current installments on long-term debt  (note 3)         10,805
     Accounts payable and accrued expenses                    33,502
     Other                                                    13,572
                                                           _________

          Total current liabilities                          146,796

Long-term debt, excluding current installments (note 3)       88,367

Notes payable to stockholder (note 3)                         14,047
                                                           _________

          Total liabilities                                  249,210

Commitments (note 4)

Stockholders' equity:
     Common stock, without par value.  Authorized
          50,000,000 shares; issued and outstanding
          3,733,987 shares                                   251,640
                                                           _________


                                                          $  500,850
                                                         ===========

See accompanying notes.

                NOTES TO BALANCE SHEET, SEPTEMBER 27, 1996
                                (ACADIA)


                   ACADIA NATIONAL HEALTH SYSTEMS, INC.
                        NOTES TO BALANCE SHEET
                          September 27, 1996

1.   Summary of Significant Accounting Policies

     Nature of Business

     Acadia National Health Systems, Inc. (the Company) was formed on August 2, 1996 to provide practice management, invoicing and accounts receivable collection services for doctors' offices, foster homes, and hospital-based practices. The Company has adopted a 52/53 week year ending on the last Friday in September.

     The Company's operations commenced on September 27, 1996 after the acquisition of an affiliate (see note 2); until that time the Company did not earn any revenues or incur any expenses.

     Property and Equipment

     Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

     Income Taxes

     The Company follows the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     Management Estimates

     The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

     Organizational Costs

     Organizational costs have been capitalized and will be amortized on a straight-line basis over five years.

                    ACADIA NATIONAL HEALTH SYSTEMS, INC.
                          NOTES TO BALANCE SHEET

                            September 27, 1996

 2.   Acquisition of Affiliate

     On September 27, 1996, the Company acquired all of the assets of Physician Resources, Inc., whose majority owner is also the majority owner of the Company, in exchange for 300,000 shares of stock. The Company also assumed the liabilities of Physician Resources, Inc. This transaction was accounted for as a purchase, but because the parties to the transaction were entities under common control, the acquired net assets were recorded at amounts equal to Physician Resources, Inc.'s carrying values.

     Summarized financial information of the assets acquired and liabilities assumed in this transaction is as follows:

     Current assets                                    $      348,077
     Other assets                                              82,773
     Current liabilities                                     (146,796)
     Other liabilities                                       (268,414)
                                                            __________


                                                       $       15,640
                                                            ==========

     Immediately following the acquisition, $166,000 of debt owed to the majority stockholder was converted to common stock. Additionally, common stock valued at $70,000 was issued with respect to professional costs incurred. This amount is included in prepaid expenses on the accompanying balance sheet, and will be expensed during the Company's first fiscal quarter.

A summary of common stock issued follows:

                                                          Shares       Amount

Acquisition of net assets of Physician Resources, Inc.    300,000      $ 15,640
Issued as compensation for professional services
     rendered                                             175,000        70,000
Additional shares issued to entity controlled by
     majority stockholder                               2,509,000          -
Other shares issued                                       583,987          -
                                                        _________       ________

                                                        3,733,987        85,640
Conversion of debt to equity by majority stockholder      166,000       166,000
                                                        _________      _________

                                                        3,733,987      $251,640
                                                        =========     =========

                     ACADIA NATIONAL HEALTH SYSTEMS, INC.
                           NOTES TO BALANCE SHEET

                            September 27, 1996

3.   Indebtedness

     Long-term Debt

     Long-term debt consists of the following:

     Note payable to bank at 9.75%, due in monthly
     installments of principal and interest, with
     a final balloon payment in August 2001, secured
     by substantially all assets of the Company        $    99,172

Less current installments of long-term debt                 10,805
                                                         _________

                                                       $    88,367

     Maturities of long-term debt are as follows:

          Fiscal
           Year                Amount

           1997           $    10,805
           1998                11,907
           1999                13,121
           2000                14,459
           2001                48,880

     Line of Credit

     The Company has a revolving line of credit agreement with a bank providing for borrowings up to $250,000 at 1% over the Bank of Boston base rate (9.25% at September 27, 1996). The line is secured by all assets of the Company, and is guaranteed by a stockholder.

     Note Payable - Stockholder

     The Company has a note payable due on demand to a stockholder.
The stockholder has agreed that no demand will be made during 1997.
The note is unsecured and requires monthly interest payments at a rate of 10%.

4.   Lease

     The Company currently leases office space from an entity related to the Company's majority stockholder under an operating lease agreement calling for monthly rental payments of $1,700. The lease expires on December 31, 1996 and is renewable on an annual basis.

                 ACADIA NATIONAL HEALTH SYSTEMS, INC.
                        NOTES TO BALANCE SHEET

                          September 27, 1996

5.   Income Taxes

     Assets transferred to the Company have a tax basis that differs from the Company's carrying amount. The tax effects of such temporary differences that give rise to deferred income taxes at September
27, 1996 are as follows:

          Net property, plant and equipment    $    5,500
          Accrued expenses                          2,000
                                                _________

                                               $    7,500
                                               ==========

     The deferred tax asset is expected to be recovered through taxable income earned in the carryforward period.

6.   Related Party Transactions

     A company affiliated with the Company's majority stockholder provides payroll processing and similar services to the Company at no cost.

     The receivables acquired from Physician Resources, Inc. (see note 2) are guaranteed as to their collection by Physician Resources, Inc. and certain of its stockholders, who are also stockholders of the Company.

7.   Concentration of Credit Risk

     Approximately 42% of the Company's accounts receivable at September 27, 1996 are derived from medical practices in Central Maine. Accounts receivables from two customers totaled $45,166 at September 27, 1996.

8.   Fair Value of Financial Instruments

     Financial instruments included in the Company's balance sheet at September 27, 1996 include cash, accounts receivable, accounts payable and debt. It is not practical to estimate the fair value of notes payable to a stockholder since the stockholder is a related party and there would be no market for this instrument. The nature of all other financial instruments is such that carrying value approximates fair market value.

                         PHYSICIAN RESOURCES, INC.

                           FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 27, 1996 AND YEAR ENDED DECEMBER 31, 1995
                         PHYSICIAN RESOURCES, INC.
                            FINANCIAL STATEMENTS
                   SEPTEMBER 27, 1996 AND DECEMBER 31, 1995

                              C O N T E N T S

                                                                    PAGE

INDEPENDENT AUDITOR'S REPORT                                        F-5

FINANCIAL STATEMENTS

  Balance Sheets                                                    F-6

  Statements of Income and Retained Earnings                        F-7

  Statements of Cash Flows                                          F-8

  Notes to Financial Statements                                     F-9

                       INDEPENDENT AUDITOR'S REPORT


To the Stockholders
Physician Resources, Inc.


We have audited the accompanying balance sheets of Physician Resources, Inc. as of September 27, 1996 and December 31, 1995, and the related statements of income and retained earnings and cash flows for the nine months ended September 27, 1996 and for the year ended December
31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Physician Resources, Inc. as of September 27, 1996 and December 31, 1995, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

                                   Ouellette LaBonte Roberge & Allen, P.A.

                                   Certified Public Accountants

March 11, 1997

Lewiston, Maine

                          PHYSICIAN RESOURCES, INC.

                               BALANCE SHEETS

    NINE MONTHS ENDED SEPTEMBER 27, 1996 AND YEAR ENDED DECEMBER 31, 1995

                                  ASSETS

                                                       1996      1995
CURRENT ASSETS
  Cash                                                 $120,988  $ 85,138
  Accounts Receivable                                   220,283   267,186
  Inventory                                               3,505     7,630
  Prepaid Expense                                         1,301       786
     Total Current Assets                               346,077   360,740

PROPERTY AND EQUIPMENT (Note 1)
  Leasehold Improvements                                 14,540    14,540
  Equipment                                              59,169    61,506
  Furniture and Fixtures                                 17,588    17,588
                                                         91,297    93,634
     Less:  Accumulated Depreciation                     52,574    51,858
     Net Property and Equipment                          38,723    41,776

OTHER ASSETS
  Deposits - Equipment                                   12,000         0
  Organizational Costs (Note 5)                          26,550    17,850
     Total Other Assets                                  38,550    17,850

     TOTAL ASSETS                                      $423,350  $420,366

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Note Payable - Bank (Note 3)                         $ 99,172  $      0
  Bank Line of Credit (Note 2)                           88,917   110,917
  Accounts Payable - Trade                               15,430     1,922
  Accrued Payroll and Benefits                           18,072    46,319
  Client Escrow                                          13,572    59,936
  Notes Payable - Stockholder (Note 4)                  167,447   162,046
     Total Current Liabilities                          402,610   381,140

LONG-TERM DEBT                                                0         0

     Total Liabilities                                  402,610   381,140

STOCKHOLDERS' EQUITY
  Common Stock, With No Par Value.
   Authorized 300,000 Shares; Issued
    and Outstanding 100 Shares                            1,000     1,000
  Retained Earnings                                      19,740    38,226
     Total Stockholders' Equity                          20,740    39,226

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $423,350  $420,366

 See Auditor's Report and Accompanying Notes to the Financial Statements.

                        PHYSICIAN RESOURCES, INC.
                STATEMENTS OF INCOME AND RETAINED EARNINGS
          FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 27, 1996 AND
                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                                       nine
                                                       month
                                                       period
                                                       1996      1995
REVENUES
  Physician Billings                                   $420,627  $538,670
  Foster Home Billings                                   63,003    44,108
     Total Revenues                                     483,630   582,778

EXPENSES
  Salaries and Wages                                    202,445   272,711
  Consultants                                            59,375    63,886
  Advertising                                            18,530        34
  Depreciation                                           13,181    18,487
  Dues and Subscriptions                                  1,428       638
  Insurance - Group                                      18,476    19,578
  Insurance - General                                     2,294     6,322
  Legal and Accounting                                      500     1,948
  Meetings and Education                                  3,142       148
  Office Expenses                                        20,422    24,920
  Outside Services                                        3,678     3,533
  Postage                                                22,871    28,021
  Rent (Note 4)                                          15,300    20,400
  Repairs and Maintenance                                 7,540     2,516
  Taxes - Payroll                                        17,097    19,553
  Taxes - Other                                             935     1,829
  Telephone                                               9,042    11,196
  Travel and Entertainment                                8,417     3,426
  Miscellaneous                                             941     3,501
     Total Expenses                                     425,614   502,647

NET INCOME FROM OPERATIONS                               58,016    80,131

OTHER EXPENSES
  Interest                                               18,694    11,641
  Officer's Life Insurance                                5,249         0
  Loss on Sale of Fixed Assets                            7,347    11,044
     Total Other Assets                                  31,290    22,685

NET INCOME                                               26,726    57,446

STOCKHOLDER DISTRIBUTIONS                               (45,212)        0

RETAINED EARNINGS, BEGINNING OF PERIOD                   38,226   (19,220)

RETAINED EARNINGS, END OF PERIOD                       $ 19,740  $ 38,226

 See Auditor's Report and Accompanying Notes to the Financial Statements.

                         PHYSICIAN RESOURCES, INC.

                         STATEMENTS OF CASH FLOWS

          FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 27, 1996 AND
                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                                       nine
                                                       month
                                                       period
                                                       1996      1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                           $ 26,726  $ 57,446
  Adjustments to Reconcile Net Income to Net
   Cash Provided (Used) by Operating Activities:
     Depreciation                                        13,181    18,487
     Loss on Disposition of Fixed Assets                  7,347    11,044
  (Increase) Decrease in:
     Accounts Receivable                                 46,903  (243,743)
     Inventory                                            4,125    (3,604)
     Prepaid Expenses                                      (515)    1,380
  Increase (Decrease) in:
     Accounts Payable                                    13,508      (776)
     Accrued Payroll and Benefits                       (28,247)    7,228
     Client Escrow                                      (46,364)   10,695

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES         36,664  (141,843)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Deposits - Equipment                                  (12,000)        0
  Organizational Costs                                   (8,700)        0
  Purchase of Fixed Assets                              (17,475)  (17,761)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES        (38,175)  (17,761)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds on Line of Credit                                  0   110,917
  Payments on Line of Credit                            (22,000)        0
  Proceeds from Note Payable - Stockholder (Net)          5,401    46,250
  Proceeds from Note Payable - Bank                     100,000         0
  Principal Payments on Notes Payable                      (828)  (14,723)
  Stockholder Distributions                             (45,212)        0

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES         37,361   142,444

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                             35,850   (17,160)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD         85,138   102,298

CASH AND CASH EQUIVALENTS AT END OF PERIOD             $120,988  $ 85,138

Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
    Interest                                           $ 18,694  $ 11,641

 See Auditor's Report and Accompanying Notes to the Financial Statements.

                         PHYSICIAN RESOURCES, INC.

                       NOTES TO FINANCIAL STATEMENTS

                NINE MONTH PERIOD ENDED SEPTEMBER 27, 1996
                      AND YEAR ENDED DECEMBER 31, 1995

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Physician Resources, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activities

The Company, located in Lewiston, Maine, was formed May 30, 1992 to provide practice management, invoicing and accounts receivable collection services for doctors' offices, foster homes and hospital based practices.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable include amounts representing unbilled receivables. The unbilled receivables constitute fees to be collected as a percentage of client billings when collected. The Company recognizes these fees as revenues since the majority of the services have been provided.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowances for doubtful accounts is required.

Inventory

Inventory of office supplies and forms are stated at cost.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets using the straight-line and accelerated methods.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

                         PHYSICIAN RESOURCES, INC.

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)
                 SEPTEMBER 27, 1996 AND DECEMBER 31, 1995

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Effective May 30, 1992, the Company elected by unanimous consent of its shareholders to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss are passed through to the individual shareholders. Therefore, no provision or liability for income tax has been included in these financial statements.

Management Estimates

The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and Liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

NOTE 2:  BANK LINE OF CREDIT

The Company has a revolving line of credit agreement with a bank providing for borrowings up to $250,000 at 1% over the Bank of Boston base rate (9.25% at September 27, 1996). The line is secured by all assets of the Company, and is guaranteed by a stockholder.

NOTE 3:  NOTE PAYABLE - BANK
                                                         1996      1995

         A 9.75% note payable to Peoples Heritage
         Bank, due in monthly installments of
         principal and interest, with a final
         balloon payment in August 2001, secured
         by substantially all assets of Company
         (see Note 5).                                 $ 99,172  $      0

NOTE 4:  RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and related parties:

Note Payable - Stockholder - The Company has a note payable due on demand to a stockholder. The note is unsecured and requires monthly interest payments at an interest rate of 10%. Balances at September 27, 1996 and December 31,
1995 were $167,447 and $162,046, respectively.

                         PHYSICIAN RESOURCES, INC.

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)
                 SEPTEMBER 27, 1996 AND DECEMBER 31, 1995

NOTE 4: RELATED PARTY TRANSACTIONS (continued)

Rent - The Company leases office space from an entity related to the Company's majority stockholder under an operating lease agreement calling for monthly rental payments of $1,700. The lease is renewable on an annual basis.

Other - A company affiliated with the Company's majority stockholder provides payroll processing and similar services to the Company at no cost.

Sale to Affiliate - See Note 5.

NOTE 5:  SALE TO AFFILIATE

On September 27, 1996, the Company transferred all of the assets to Acadia National Health Systems, Inc. whose majority stockholder is also the majority stockholder of Physicians Resources, Inc. This Transaction was accounted for as a purchase but because the parties to the transaction were entities under common control, Acadia National Health Systems, Inc.'s acquired net assets were recorded at amounts equal to Physician Resources, Inc.'s carrying values.

Immediately following the transfer, $166,000 of debt owed to the majority stockholder was converted to common stock in Acadia National Health Systems, Inc.

Organizational costs of $26,550 represent legal and consulting services incurred to culminate the above transaction.

NOTE 6:  FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments included in the Company's balance sheet at September 27, 1996 include cash, accounts receivable, accounts payable and debt.
It is not practical to estimate the fair value of notes payable to a stockholder since the stockholder is a related party and there would be no market for this instrument. The nature of all other financial instruments is such that carrying value approximates fair market value.

                        INDEX TO EXHIBITS
                                                                 Page
(b)  Exhibits:

     2-Assets Purchase Agreement between
     Acadia National Health Systems, Inc. and
     Physician Resources, Inc.,
     dated September 27, 1996;                                   E-2

     3.(i)-Articles of Incorporation
     of the Company, as amended;                                 E-3

     3.(ii)-Bylaws of the Company;                               E-4

     4.(i)-Instruments Defining Rights of
     Security Holders/Minutes of Annual/Special
     Meetings of the Company;                                    E-5

     4.(ii)-Loan Agreements Secured by Demand
     Notes/Promissory Notes, Defining Rights
     of Holders of Long Term Debt;                               E-6

     10.(i)-Software License Master Agreement;                   E-7

     10.(ii)-Lease of Premises, Acadia Corporate
     Headquarters, 460 Main Street, Lewiston,
     Maine 04240 (Assignment);                                   E-8

     10.(iii)-Employment Agreements, dated
     September 27, 1996 between Acadia and
     THOMAS N. HACKETT, C.E.O.,
     JACQUELYN J. MAGNO, Vice-President;                         E-9

     10.(iv)-Internal Revenue Code Section 125
     Cafeteria Plan dated June 1, 1996;                          E-10

     10.(v)-Line of Credit Memorandum dated
     September 8, 1995 with PEOPLE'S HERITAGE
     BANK in the amount of $250,000.00;                          E-11

     10.(vi)-Line of Credit Memorandum dated
     July 29, 1996 with PEOPLE'S HERITAGE
     BANK in the amount of$100,000.00;                           E-12

     27-Financial data schedule                                  E-14

     99-Financial Statements Schedules                           E-15